UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

CRESCENT FINANCIAL CORPORATION
CRESCENT FINANCIAL BANCSHARES, INC.
(Name of Subject Company (Issuer))

CRESCENT FINANCIAL CORPORATION
(Names of Persons Filing Statement)

Crescent Financial Corporation Common Stock, par value $1.00 per share
Crescent Financial Bancshares, Inc. Common Stock, par value $0.001 per share
(Title of Class of Securities)

Crescent Financial Corporation Common Stock:  225744101
Crescent Financial Bancshares, Inc. Common Stock:  225743103
(CUSIP Number of Class of Securities)

Copies to:

Michael G. Carlton President and Chief Executive Officer Crescent Financial Corporation 1005 High House Road Cary, North Carolina 27513 (919) 460-7770	Anthony Gaeta, Jr., Esq. Todd H. Eveson, Esq. Gaeta & Eveson, P.A. 700 Spring Forest Road, Suite 335 Raleigh, North Carolina 27609 (919) 845-2558

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

(a) Name and address

The name of the subject company is Crescent Financial Corporation, a North Carolina corporation (“Crescent”). Crescent’s principal executive offices are located at 1005 High House Road, Cary, North Carolina 27513, and its telephone number at that address is (919) 460-7770.

As described below, pursuant to the requirements of Crescent’s investment agreement with Piedmont Community Bank Holdings, Inc., Crescent will reincorporate from a North Carolina chartered corporation to a Delaware chartered corporation by means of a merger of Crescent with and into Crescent Financial Bancshares, Inc.  Immediately following the merger, Crescent Financial Bancshares, Inc., as the survivor in the merger and successor issuer to Crescent, will continue the same business and operations as Crescent, with the same principal executive offices and telephone number as set forth in the first paragraph to this Item 1.  It is expected that this reincorporation will be completed shortly.

(b) Securities

The class of equity securities to which this Schedule 14D-9 (this “Schedule”) relates is Crescent’s common stock, par value $1.00 per share (“Crescent Common Stock”).  As of November 4, 2011, there were 9,662,059 shares of Crescent Common Stock issued and outstanding.  Subsequent to the reincorporation merger, there will be an identical number of shares of Crescent Financial Bancshares, Inc. common stock, par value $0.001 per share, issued and outstanding.

Item 2.  Identity and Background of Filing Person

(a) Name and address

Crescent is the person filing this Schedule and is the subject company.  Crescent’s name, business address, and business telephone number are set forth above in Item 1 and are incorporated herein by reference.

(b) Tender offer

This Schedule relates to the tender offer by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Piedmont”), as disclosed in a Tender Offer Statement on Schedule TO filed by Piedmont (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on November 8, 2011, to purchase up to 6,442,105 shares of Crescent Common Stock at a purchase price of $4.75 net per share in cash, without interest and less applicable withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) (which, collectively with any amendments or supplements thereto, constitute the “Offer”).  Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule.  The Offer is being made in accordance with the terms of the Investment Agreement dated February 23, 2011 (as amended, the “Investment Agreement”), by and among Crescent, Crescent State Bank (the “Bank”), a North Carolina state bank and wholly-owned subsidiary of Crescent, and Piedmont, as amended by those certain amendments to the Investment Agreement dated as of March 24, 2011 and November 2, 2011, respectively, among the parties (collectively, the two amendments referred to as the “Investment Agreement Amendments”).

As set forth in the Schedule TO, the principal executive offices of Piedmont are located at 4711 Six Forks Road, Suite 2B, Raleigh, North Carolina 27609, and the telephone number at such address is (919) 659-9000.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule, including in the Information Statement of Crescent attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), to the knowledge of Crescent, as of the date of this Schedule, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Crescent or its affiliates and (i) Crescent, its executive officers, directors or affiliates, or (ii) Piedmont, its executive officers, directors or affiliates. The Information Statement is being furnished to Crescent’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Piedmont’s right pursuant to the Investment Agreement to designate eight persons to a newly constituted board of directors of Crescent (the “Reconstituted Crescent Board”), which shall consist of twelve board members, and of which the Piedmont designees will constitute a majority of the Reconstituted Crescent Board.

Investment Agreement

Pursuant to the terms of the Investment Agreement, Piedmont has agreed to purchase from Crescent, subject to certain conditions, for cash consideration of $75.0 million, 18,750,000 newly issued shares of Crescent Common Stock at a purchase price of $4.00 per share (the “Investment”).  As discussed above in Item 2, the Investment Agreement also provides that Piedmont will conduct a tender offer to purchase up to 6,442,105 of the issued and outstanding shares of Crescent Common Stock, which represents approximately 66 2/3% of the currently outstanding shares of Crescent Common Stock, from existing shareholders at a price of $4.75 per share. The Offer commenced on November 8, 2011, subsequent to the receipt of all required regulatory approvals necessary for Piedmont to consummate the Investment and the other transactions contemplated in the Investment Agreement.

The following is a brief description of the material aspects of the Investment Agreement that involve agreements, arrangements, or understandings between Crescent or its affiliates and (i) the executive officers, directors, or affiliates of Crescent or (ii) Piedmont, its executive officers, directors, or affiliates.   A copy of the Investment Agreement is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference and the following summary descriptions are qualified in their entirety by reference to the Investment Agreement.  Copies of the Investment Agreement Amendments are filed as Exhibit (e)(2) and (e)(3) to this Schedule and incorporated herein by reference.

Reincorporation. The Investment Agreement requires that Crescent reincorporate as a Delaware corporation prior to closing of the Investment.  On March 22, 2011, the board of directors of Crescent approved an Agreement and Plan of Merger (the “Reincorporation Agreement”) that would provide for the reincorporation of Crescent from a North Carolina chartered corporation to a Delaware chartered corporation (the “Reincorporation”), by means of a merger of Crescent with and into Crescent Financial Bancshares, Inc. (“CFB”).  CFB is a Delaware chartered corporation, wholly-owned by Crescent, and will be the surviving corporation in the merger.  On or about May 5, 2011, Crescent mailed a special meeting proxy statement (“Proxy Statement”) to its shareholders recommending that they approve the Reincorporation Agreement at the special meeting of shareholders held on June 7, 2011 (the “Special Meeting”).  The Crescent shareholders approved the Reincorporation Agreement at the Special Meeting, and it is anticipated that the Reincorporation will be consummated shortly.  A copy of the Proxy Statement and Reincorporation Agreement are filed as Exhibits (e)(4) and (e)(29) to this Schedule, respectively, and are incorporated by reference herein.

Board and Executive Management. Upon closing of the Investment, the board of directors of Crescent (now, as the surviving corporation in the Reincorporation, operating as CFB) will consist of twelve members. Eight directors will be designated by Piedmont, which Piedmont designee directors are identified in the Information Statement included as Annex A to this Schedule.  The remaining four directors of the Reconstituted Crescent Board will be Brent D. Barringer, James A. Lucas, Jr., Charles A. Paul, III, and Jon S. Rufty, each of whom is a current member of the board of directors of Crescent. Under the terms of the Investment Agreement, Scott Custer, Piedmont’s president and chief executive officer, will become chief executive officer of CFB.  Also upon the consummation of the Investment, Michael G. Carlton, currently president and chief executive officer of Crescent and of the Bank and president of CFB, will no longer continue in these positions with Crescent, CFB, or the Bank, but will remain employed with CFB and the Bank as a non-executive employee for up to 90 days to assist in the transition. Bruce W. Elder, currently vice president, secretary and principal accounting officer of Crescent and senior vice president and chief financial officer of the Bank, will remain vice president and principal accounting officer of CFB and will remain senior vice president and chief financial officer of the Bank.

Directors’ and Officers’ Liability Insurance. The Investment Agreement provides that Crescent will purchase tail insurance coverage under its current policies of directors’ and officers’ liability insurance (or a policy with equivalent coverage from another insurer), for a term of six (6) years from the closing date of the Investment. This insurance policy is intended to cover claims arising from facts or events which occurred prior to, and through and including, the closing of the Investment.  This insurance coverage is in addition to any indemnification or limitation on personal liability provided to the directors of Crescent under Crescent’s articles of incorporation or bylaws or, in respect of such directors service on the board of directors of the Bank, provided in the articles of incorporation or bylaws of the Bank.

Director Limitation of Liability and Director and Officer Indemnification.  Pursuant to the Investment Agreement, Crescent, the Bank, and Piedmont specifically agree that all rights to indemnification, including the advancement of expenses, now existing in favor of those individuals who are or were directors and officers of Crescent and the Bank shall survive the closing of the Investment and shall be observed by Crescent and the Bank, respectively, for any proceeding pending at, or commenced within six (6) years after, the effective time of the closing of the Investment.  Crescent and the Bank have entered into a separate indemnification agreement with Mr. Carlton dated February 23, 2011, in which Mr. Carlton waives certain indemnification rights to which he would have been otherwise entitled with respect to certain service (“Other Service”) rendered prior to January 1, 2011, which was performed at the request of  Crescent or the Bank on the board of directors of other corporations or entities.  The indemnification agreement effectively serves to cap Crescent and the Bank’s obligation to indemnify Mr. Carlton for any liability, whether in the form of legal expenses, judgments, or otherwise, incurred by him as a result of such Other Service.  A copy of the indemnification agreement with Mr. Carlton, which is effective only upon closing of the Investment, is filed as Exhibit (e)(5) to this Schedule and is incorporated herein by reference.

The Amended and Restated Certificate of Incorporation of CFB (the “CFB Certificate”) and the Amended and Restated Bylaws of CFB (the “CFB Bylaws”) have similar limitations on director liability and rights to indemnification as what is contained under the current articles of incorporation and bylaws of Crescent.  Upon closing of the Investment, the CFB Certificate will provide that, to the fullest extent permitted under the General Corporation Law of the State of Delaware (“DGCL”), no person who is serving, or has served, as a director of CFB will be personally liable to CFB or any of its stockholders for monetary damages for breach of any duty as a director of CFB.  The CFB Bylaws also provide certain indemnification rights to the officers and directors of CFB in respect of their service in such capacities to CFB or for any service, assuming such service is performed at the request of CFB, as an employee, director, or agent of another corporation or entity.   The form of the CFB Certificate and CFB Bylaws to be adopted in connection with the Reincorporation are filed as Exhibit (e)(6) and (e)(7) to this Schedule, respectively, and are incorporated herein by reference.  For a more complete description of the indemnification and limitation of liability provided to Crescent’s directors and officers see pages 22-23 of Crescent’s Proxy Statement.

Executive Officer Agreements

Crescent’s executive officers and the members of its board of directors may be deemed to have interests in the Investment that may be different from or in addition to those of Crescent’s shareholders generally. These interests may create potential conflicts of interest. The board of directors of Crescent was aware of these interests and considered them, among other things, in reaching its decision to approve the Investment Agreement and other transactions contemplated therein, including the Offer.

The Investment Agreement requires Crescent, the Bank, and each entity’s respective executive officers and certain other employees to take, or consent to, certain actions or amendments designed to modify what benefits such officer or employee would otherwise be entitled to under existing employment agreements and benefit plans of Crescent and the Bank upon consummation of a change in control transaction such as the Investment. In furtherance of the requirements of the Investment Agreement, each executive officer of Crescent, which includes Messrs. Carlton and Elder, as well as W. Keith Betts, Thomas E. Holder, Jr., and Ray D. Vaughn (collectively, the “Executive Officers” and each, an “Executive Officer”), have entered into a new employment agreement dated February 23, 2011, that will become effective only upon closing of the Investment.  Copies of the employment agreements effective upon closing of the Investment are filed as Exhibits (e)(8) – (e)(12) to this Schedule and are incorporated herein by reference.  With regards to Mr. Carlton, on November 2, 2011, Crescent, the Bank, and Mr. Carlton entered into an amendment (the “Carlton Letter Amendment”) to his employment agreement to be effective upon closing of the Investment.  Pursuant to that amendment, upon the closing of the Investment, Mr. Carlton, currently president and chief executive officer of Crescent and the Bank, will no longer continue in these positions, but will remain employed with Crescent (or its successor entity CFB) and the Bank as a non-executive employee for up to 90 days to assist in the transition.  Upon the expiration of the transition period, which, at the discretion of Crescent, may be less than 90 days,  Mr. Carlton’s employment will end pursuant to a termination Without Cause (as defined in Mr. Carlton’s employment agreement, as amended, effective at closing of the Investment).  A copy of the Carlton Letter Amendment is filed as Exhibit (e)(13) to this Schedule and incorporated herein by reference.

The following discussion is designed as a summary of certain material terms of  the Executive Officer employment agreements and is qualified by reference to the full agreements included as exhibits to this Schedule.

Severance Within 12 Months after the Closing of the Investment.  Pursuant to the terms of those new agreements, each Executive Officer would be entitled to certain severance benefits if the Bank terminates the executive’s employment without “cause” or the executive resigns for “good reason” within twelve (12) months following consummation of the Investment.  In such event, each Executive Officer would be entitled to a lump sum payment equal to one times his annual compensation (three times his annual compensation for Mr. Carlton), reduced by the amount of any retention payment(s) paid under the respective employment agreement.  If the closing of the Investment occurs in 2011 and each executive’s employment is terminated, either due to a termination without cause or the executive’s resignation for good reason, immediately following the closing of the Investment and prior to receipt of any retention payment, the estimated lump sum cash severance payments due under the new employment agreements would be: for Mr. Carlton - $960,000, for Mr. Elder - $180,000, for Mr. Betts - $189,800, for Mr. Holder - $170,000, and for Mr. Vaughn - $184,000.  An executive’s right to receive any triggered benefit described in this paragraph would be contingent upon the executive signing a release of claims against the Bank and its affiliates upon the termination of executive’s employment with the Bank.  Mr. Carlton would also become fully vested in any awards under any stock option, stock incentive, or other non-qualified plans, programs, or arrangements if certain contingencies are met.  The Bank would also continue to provide health insurance coverage to Mr. Carlton and his eligible dependents covered by the Bank’s group health plan at the time his employment is terminated, either by the Bank without cause or by Mr. Carlton for good reason, on the same terms and conditions provided to active employees.  Such coverage will be provided for the duration of Mr. Carlton’s COBRA coverage period or, if earlier, until he becomes eligible for substantially similar health coverage provided by a subsequent employer.  Additionally, Mr. Carlton would be entitled to retain the automobile provided to him by the Bank at termination of the employment agreement. If the benefit payments payable to Mr. Carlton upon the termination of his employment following a change in control of the Bank or its affiliates would be subject to the excise tax under Section 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Excise Tax”), the Bank would pay Mr. Carlton an amount equal to the sum of the Excise Tax payable by Mr. Carlton under Code Section 4999 (the “Excise Tax Payment”), and the amount necessary to provide the Excise Tax Payment net of all income, payroll, and excise taxes.

Severance More than Twelve Months After the Closing of the Investment. If the Executive Officer’s employment is terminated without cause more than twelve (12) months following consummation of the Investment, and such termination occurs during the term of the employment agreement, the new employment agreements provide for a different severance benefit.  Under that scenario, in the case of each executive other than Mr. Carlton, the applicable executive would be entitled to continued salary installment payments for a period equal to the lesser of twelve months or the remaining term of the employment period under the applicable agreement.  Mr. Carlton would be entitled to a similar benefit under his new employment agreement, with the exception that (i) he would be entitled to continued salary installment payments for a period equal to the lesser of eighteen (18) months or the remaining term of the employment agreement, and (ii) he would be entitled to such continued salary payments if his employment is terminated by the Bank without cause or if he resigns for good reason more than twelve (12) months following the consummation of the Investment.  Additionally, Mr. Carlton would be entitled to retain the automobile provided to him by the Bank. The executives’ right to receive the continued salary payment benefits would also be subject to executive signing a release of any claims against the Bank and its affiliates.

Retention Payments. The new employment agreements of the Executive Officers provide the executives with the opportunity to receive retention payments in the event the executives satisfy certain continued service thresholds after the closing of the Investment.  Mr. Carlton and Mr. Elder will each be entitled to a lump-sum cash retention payment of, in the case of Mr. Carlton, $300,000, and, in the case of Mr. Elder, $50,000, if the respective executive remains employed by the Bank on the sixtieth day following the closing of the Investment. Additionally, each Executive Officer is entitled to receive lump-sum, cash retention payments if he continues to be employed by the Bank on the first anniversary of the closing of the Investment, with such retention payment amounts being as follows: for Mr. Carlton - $300,000; for Mr. Elder - $75,000; for Mr. Betts - $75,000; for Mr. Holder - $50,000; and for Mr. Vaughn - $50,000. The executive’s right to receive the retention payment is subject to executive signing a release of any claims against the Bank and its affiliates.  As discussed above, if the executive becomes entitled to severance under the terms of the new employment agreement within 12 months after the consummation of the Investment, such severance will be reduced by the amount of any retention payments payable to the executive as of the date his employment is terminated.

Freezing of Salary Continuation Benefits; Termination of Plan.  Each of the Executive Officers has an existing salary continuation agreement with the Bank that provides the executive with certain supplemental retirement benefits upon normal retirement or, in certain instances, upon an early termination of the executive’s employment.  Under the terms of the new employment agreements, the executives consent to the freezing of accruals under their existing salary continuation agreements as of April 30, 2011.  Each of the Executive Officers’ respective salary continuation agreement was amended to effect the freezing of the accrual benefit as of April 30, 2011, and incremental benefits are no longer being accrued under such agreements. Under the terms of the new employment agreements, and subject to any delay in payment that may be necessitated to avoid imposition of a tax on the executives under Section 409A of the Internal Revenue Code of 1986, the Bank has agreed to terminate all of the salary continuation agreements and, if not already paid, pay out the accrual balances to the executives within thirty days of the closing of the Investment.

The salary continuation agreements have also been amended to permit the Bank to unilaterally terminate the agreements; provided, however, such termination shall not reduce the accrual balance under the agreements and, to the extent not already vested, the executives shall be vested and the accrual balances paid out to the executives in the event of such subsequent, unilateral termination by the Bank.  If the Investment is consummated, and if all of the Bank’s existing salary continuation agreements (including any other existing salary continuation agreement between the Bank and other employees) are subsequently terminated by the Bank, the executives will be entitled to receive the following lump-sum cash benefits: for Mr. Carlton - $877,119; for Mr. Elder - $244,415; for Mr. Betts - $149,651; for Mr. Holder - $308,548; and for Mr. Vaughn - $255,469.  In accordance with generally accepted accounting principles, the Bank had been accruing these benefit balances in order to fulfill its obligations to the executives under the salary continuation agreements since these agreements were originally executed, which in the case of Messrs. Carlton, Elder, and Holder was on October 1, 2003, and in the case of Messrs. Betts and Vaughn was on October 24, 2007.

Copies of the amendments to the Executive Officers’ salary continuation agreements executed in connection with the Investment Agreement are provided at Exhibits (e)(14)-(e)(18).

Amendments to Endorsement Split Dollar Agreements.  The Bank is also party to an endorsement split dollar agreement with each of its Executive Officers.  Under the terms of each of these agreements, the Bank pays the premiums on a life insurance policy on each Executive Officer’s life and the proceeds of each policy are to be divided between the Bank and the Executive Officer’s beneficiary.  The beneficiaries of Messrs. Carlton and Holder are entitled to receive 80% of the “net death proceeds,” Mr. Elder's beneficiary is entitled to receive 100% of the “net death proceeds,” and Messrs. Betts’ and Vaughn’s beneficiaries are entitled to receive 100% of the “net death proceeds,” or $500,000, whichever is less. The “net death proceeds” are defined as the total policy proceeds minus the cash surrender value of such policy.  As of December 31, 2010, the “net death proceeds” payable to the beneficiaries of Messrs. Carlton, Holder, Elder, Betts and Vaughn were valued at $1,739,956, $944,109, $1,418,346, $500,000 and $500,000, respectively.  On November 2, 2011, the endorsement split dollar agreements for Messrs. Carlton, Holder, and Elder were amended to clarify that the Bank would not be able to unilaterally terminate these arrangements following the closing of the transactions contemplated by the Investment Agreement.  Copies of these amendments are filed as Exhibits (e)(19) – (e)(21) to this Schedule and are incorporated herein by reference.

Voting Agreements with Piedmont

In connection with the execution of the Investment Agreement, Piedmont has entered into a Voting Agreement (the "Voting Agreement") on February 23, 2011 with each of Messrs. Barringer, Carlton, J. Lucas, and Paul, each of whom is a current director of Crescent and, with the exception of Mr. Carlton, will continue as a director following the consummation of the Investment.  On November 2, 2011, Mr. Carlton and Piedmont entered into a new agreement, which effected a partial release of Mr. Carlton’s obligations under the Voting Agreement by specifically releasing him from his covenant not to tender any of his shares of Crescent Common Stock in the Offer.  On October 31, 2011, Crescent director Jon S. Rufty entered into a substantially similar voting agreement with Piedmont as the Voting Agreement executed by the other directors on February 23, 2011.  Along with Messrs. Barringer, J. Lucas, and Paul, Mr. Rufty will be appointed to the board of directors of Piedmont and CFB immediately prior to the closing of the Investment.  The Voting Agreements require that each such individual vote the shares of Crescent Common Stock beneficially owned by him in favor of the transactions contemplated by the Investment Agreement and in favor of the Reincorporation and against certain competing proposals or conflicting actions.  In addition, each Voting Agreement prohibits each of Messrs. Barringer, J. Lucas, Paul, and Rufty (the “Continuing Directors”) from tendering the shares of Crescent Common Stock beneficially owned by him to Piedmont pursuant to the Offer.  Notwithstanding this contractual prohibition on tendering in the Offer, Piedmont has expressed its willingness to release each Continuing Director from his obligation not to tender a portion of his shares into the Offer, provided that such Continuing Director agrees that all proceeds received for such shares of Crescent Common Stock accepted for purchase in the Offer be used to paydown outstanding indebtedness of the respective Continuing Director at the Bank.

Indebtedness of and Transactions with Management

The Bank has had, and expects to have in the future, transactions in the ordinary course of business with certain of its current directors, nominees for director, executive officers and their associates.  All loans included in such transactions were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time such loans were made for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features. Loans made by the Bank to directors and executive officers are subject to the requirements of Regulation O of the Board of Governors of the Federal Reserve System.  Regulation O requires, among other things, prior approval of the board of directors with any “interested director” not participating, dollar limitations on amounts of certain loans and prohibits any favorable treatment being extended to any director or executive officer in any of the Bank’s lending matters.

Current Director and Executive Officer Arrangements

As discussed above, in furtherance of the requirements of the Investment Agreement with Piedmont, the Executive Officers of Crescent and the Bank entered into new employment agreements that become effective only upon closing of the Investment.  Prior to the closing of the Investment, each Executive Officer’s terms of employment, including compensation, continue to be governed by the contractual terms and provisions of the respective Executive Officer’s pre-existing employment agreements. The discussion of the pre-existing compensation arrangements and employment terms of Crescent’s named executive officers, as well as the other discussion, including director compensation, set forth in the Information Statement under the headings “Information About Executive and Director Compensation,” “Summary Compensation Table” (including subheadings therein), “Pension Benefits,” “Outstanding Equity Awards at Fiscal Year-End,” “Option Exercises and Stock Vested,” subheading “Director Compensation,” and “2010 Director Compensation Table” are incorporated herein by reference.

Registration Rights Agreement

Crescent agreed to enter into a registration rights agreement with Piedmont at the consummation of the Investment whereby Crescent will agree to file registration statements with the SEC when requested by Piedmont, subject to certain limits.  The registration rights agreement will also entitle Piedmont to participate in underwritten offerings as a selling security holder, subject to certain limits.  The form of registration rights agreement is filed as Exhibit (e)(27) to this Schedule and is incorporated herein by reference.

Tax Sharing Agreement

Crescent and the Bank have agreed to enter into a Tax Sharing Agreement (the "Tax Sharing Agreement") with Piedmont in the event that Piedmont owns at least 80% of the total voting power of Crescent following the consummation of the Investment and the Offer.  The Tax Sharing Agreement shall provide that, in general, Crescent and the Bank (collectively, the "Crescent Group"), on the one hand, and Piedmont and certain of its subsidiaries other than Crescent (Purchaser and such subsidiaries, collectively "Purchaser Group"), on the other hand, shall each be responsible for and bear the cost of their respective tax obligations, calculated independently of each other.  To the extent the Purchaser Group benefits from the use of future losses of the Crescent Group, the tax benefit shall be paid by the Purchaser Group to the Crescent Group.

Reciprocal Confidentiality Agreement

On November 15, 2010, Crescent, acting through its agent Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), entered into a confidentiality agreement (the "Confidentiality Agreement") with Piedmont in connection with a possible negotiated transaction between the parties.  Under the Confidentiality Agreement, each of the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the other party, and to use such information only for the purpose of making a proposal for a transaction between such parties.  Additionally, Piedmont agreed to certain "standstill" provisions with respect to Crescent, and both parties agreed to employee non-solicitation provisions with respect to the other’s employees, in each case for a period of one year from the date of the agreement.

Item 4.  The Solicitation or Recommendation

(a) Recommendation of Crescent’s board of directors

On February 22, 2011, after consideration of the advantages and disadvantages to Crescent and its shareholders of the transactions contemplated by the Investment Agreement, including but not limited to the Investment, the Offer, and the Reincorporation, the board of directors of Crescent, by unanimous vote approved the Investment Agreement and recommended that the Investment Agreement and the transactions contemplated thereby, including but not limited to the issuance and sale of 18,750,000 shares of Crescent Common Stock to Piedmont and the Reincorporation, be presented to the shareholders of Crescent for their approval at the Special Meeting.  Subsequently, at the June 7, 2011 Special Meeting, the board of directors recommended to the shareholders that they vote their shares in favor of the issuance of shares of Crescent Common Stock under the terms of the Investment Agreement and approval of the Reincorporation Agreement pursuant to which the Reincorporation would be effected.

On October 25, 2011, after careful consideration, including a thorough review of the terms and conditions of the Offer, the board of directors of Crescent determined to recommend that Crescent’s shareholders accept the Offer and tender their shares pursuant to the Offer.

Accordingly, the board of directors of Crescent recommends that the shareholders ACCEPT the Offer and tender their shares pursuant to the Offer.

Notwithstanding the board’s recommendation, each shareholder is urged to make its own decision regarding the Offer, including, among other things, the adequacy of the $4.75 per share Offer price, based on all of the available information and in light of the shareholder’s own investment objectives, the shareholder’s view with respect to Crescent’s prospects and outlook, the matters considered by the board, as described below, and any other factors that the shareholder deems relevant to its investment decision.  A shareholder’s decision regarding whether or not to tender its shares in the Offer is a personal investment decision based upon each individual shareholder’s particular circumstances.

(b) Background of the Offer; Reasons for the Recommendation of the Crescent Board

Background of the Offer.  Crescent’s financial performance has been materially affected by the recession, which has caused significant deterioration in real estate values in the markets served by Crescent, especially in the coastal regions of North Carolina. While Crescent and the Bank have always remained “well capitalized” in accordance with federal regulatory guidelines, Crescent has reported significant losses in the fiscal years ending December 31, 2009 and 2010, and it has seen its nonperforming assets, primarily secured by real estate, materially increase. The board of directors has continually monitored Crescent’s financial performance and taken steps that, in their judgment, they thought appropriate under the circumstances, given the resources available to Crescent to implement measures to rectify and correct many of the issues underlying the downturn in financial results. Management has always considered and brought to the board’s attention all potential strategic alternatives and has monitored the actions of its peer financial institutions to gain as much knowledge of the plausible and feasible methods utilized by others to improve Crescent’s financial performance. Since Crescent’s loan portfolio comprises its largest single earning asset, management has continuously monitored it and has conducted periodic stress tests of the entire portfolio to assess potential future losses and its consequent impact on the capital accounts of Crescent.

During the fourth quarter of 2009 and the first quarter of 2010, Crescent evaluated the sale of common stock in an underwritten public offering as a method to raise capital for Crescent, but determined that market conditions were not favorable to such a transaction. On July 14, 2010, executive management updated the executive committee of the board of directors of Crescent regarding certain capital planning and other strategic matters. Included in that update was information regarding an exploratory meeting held with Piedmont about a possible capital infusion into Crescent. The committee also was apprised of the interest of a private equity firm, which suggested that significant equity could be infused into Crescent by another North Carolina financial institution funded by the private equity firm. Management reported to the committee that a meeting had been held with representatives of the lead private equity firm that would raise the necessary capital for such a transaction, along with representatives of the executive management of the third party financial institution. The discussion with such parties centered on the structure of such a transaction and it was learned that dialogue had already taken place between the private equity firm, the third party financial institution, and federal banking regulators about the concept of investing in other banks. While Crescent was not a specific discussion point with the federal regulators, the private equity firm and third party financial institution were looking for a financial institution that could be recapitalized and be put in a position to make strategic acquisitions of other financial institutions with an eventual “roll up,” or combination of all acquired institutions into one financial entity. The committee was advised that nothing specific was proposed to Crescent in the way of an investment amount or viability of the transaction, but the discussion was more of an exploratory discussion. This led to a wide-ranging discussion among members of the executive committee regarding the benefits of a transaction of this nature to the shareholders of Crescent. The conclusion was to authorize management to learn more about such a potential transaction. It was determined that the best manner to advance a discussion of this nature would be to seek a nonbinding letter of intent from the third party financial institution. The committee then authorized executive management to continue a dialogue with both the third party financial institution and the private equity firm and to execute a mutual nondisclosure agreement to keep all such conversations and sharing of information at the highest level of confidentiality.

In the latter part of July 2010, Crescent’s board of directors prepared for a comprehensive strategic planning session. In preparation for that session, executive management reviewed in detail the current financial condition of Crescent including details of the previous two years and the changes that had been, and would continue to be, made to improve Crescent’s financial performance. In advance of the meeting, each director was provided with a meeting agenda and Crescent’s 2009 strategic plan, which was the most current. Prior to the meeting, the board of directors discussed the various forms and sources of capital that could be available to Crescent and also discussed the potential acquisition/merger opportunities that may be available to Crescent. On July 27, 2010, the board held the strategic planning session. The session involved a review of the current financial condition of Crescent, the process for a strategic plan for the short term (3–5 years) and beyond, the strategies, tactics, and goals needed to achieve the short-term plan, the development of multiple strategies that could be pursued simultaneously for both the short-term and long-term strategic plan, and other items for the board of directors and management to focus upon in accomplishing the foregoing.

During the strategic planning session, the board concluded that raising equity capital or affiliating with a well-capitalized financial institution should be the highest priority of management in the short term. From August 2010 through the end of October 2010, management kept the board of directors apprised of its discussions regarding potential alternatives. During this period, management was engaged in separate discussions with six financial institutions, including Piedmont, and seven private equity firms regarding a capital infusion. In each case a nondisclosure agreement was executed between Crescent and the potential interested party. Additionally, during this period of time, executive management interviewed three separate investment banking firms with expertise in both raising equity and mergers and acquisitions for financial institutions. In mid-October 2010, the financial institution that previously had approached Crescent with a “roll up” strategy presented a non-binding letter of intent to Crescent. This letter of intent was substantially different from what had previously been discussed with executive management in that it contemplated the acquisition of Crescent through a merger. Shortly thereafter, the board of directors hired Howe Barnes to act as financial advisor to Crescent in connection with a possible business combination through all possible methods including, but not limited to, a tender offer, merger, sale or exchange of stock, and purchase of all or substantial part of the assets of Crescent.

After consultation with counsel and its financial advisor, Crescent advised the financial institution proposing the non-binding indication of interest that Crescent had a serious interest in pursuing a transaction, but not under the terms and conditions as proposed. The board of directors submitted a written response to the financial institution outlining the board’s proposed transaction structure which consisted of either a “merger of equals” of the two companies while simultaneously conducting a capital raise, or, for the financial institution to secure the necessary capital through private equity funds and subsequently make an acquisition of Crescent. The financial institution responded to Crescent’s letter indicating that it would proceed with its proposed capital raise and would revisit the indication of interest in more detail as it neared completion of the capital raise.

Howe Barnes attended the October 26, 2010, and November 8, 2010, meetings of Crescent’s board of directors and provided an overview of the ongoing conversations that were taking place with the interested parties and provided an update of the merger and acquisition environment for financial institutions generally.  Howe Barnes reviewed with Crescent’s board the process that it was undertaking on behalf of Crescent with each of the interested parties and noted that, at Crescent’s direction, a virtual data room had been established with a substantial amount of confidential information about Crescent and that interested parties were being granted access to this information once they signed a non-disclosure agreement with Crescent. Howe Barnes also reported that an independent review of the Bank’s loan portfolio was being conducted, which would be shared with all interested parties. At that time a tentative guideline for further discussions with interested parties was established.

At the board meeting on December 21, 2010, the board of directors of Crescent received a confidential presentation from Howe Barnes regarding activities on behalf of Crescent in connection with its strategic alternative discussions. Howe Barnes noted that it had received a proposal from one of the parties on December 20, 2010, and expected three additional proposals, including one from Piedmont, to be submitted to Crescent by the close of business on December 23, 2010. Howe Barnes noted that three of the four parties, including Piedmont, had made extraordinary efforts to learn more about Crescent both through use of the virtual data room and by asking both Howe Barnes and individuals at Crescent additional questions. It was also noted that the independent third party loan review had been shared with three of the parties while one of the interested parties preferred to perform its own loan review in the event that its proposal be deemed by the board to be the most attractive. Howe Barnes presented to Crescent’s board an analysis of the amount of capital that would need to be raised by Crescent if it were to conduct a private or public capital raise. Howe Barnes advised the board that the amount of capital that would be needed to address potential asset quality issues, to permit Crescent to pay off its obligation to the U.S. Treasury under the Capital Purchase Program, and to have at least a 12% total risk-based capital ratio would result in significant dilution to book value and ownership.  Howe Barnes then reviewed the maximum transaction value that could be paid by each potential strategic partner without diluting their book value. A detailed discussion ensued among the directors regarding various acquisition scenarios including the form of consideration (i.e. cash versus stock), the quality of potential acquirers, and the potential value of their common stock. Howe Barnes also noted the most recent bank acquisition in North Carolina and reviewed the specifics of that transaction with the board. After consideration of all of the information presented, it was noted that two of the potential strategic partners, including Piedmont, requested the opportunity to meet separately with Crescent’s board. It was also noted that one of the other potential partners had withdrawn itself from consideration to pursue another potential transaction, and the fourth potential acquirer, which had shown the least amount of interest, did not request to meet with Crescent’s board and did not make a proposal. The board of directors of Crescent elected to schedule the two meetings with the potential acquirers before year-end.

On December 23, 2010, Piedmont presented its proposal to Crescent’s board of directors. On December 29, 2010, the board met to consider the proposals, and postponed the second requested meeting by the other party due to the lack of comparability of its proposal to that of Piedmont’s proposal. Specifically, the other party’s proposal consisted of a 100% acquisition of Crescent by means of a merger at a per share price below that of the per share price offered by Piedmont. As part of its proposal, Piedmont requested that the parties enter into a 45-day exclusivity agreement to permit it to conclude its due diligence. Howe Barnes reviewed Piedmont’s proposed term sheet and exclusivity agreement and after a discussion by the board of directors, it was unanimously determined to approve the Piedmont exclusivity agreement and term sheet provided, however, that certain elements were to be negotiated and agreed upon by the president and chief executive officer of Crescent with advice of Crescent’s counsel and its financial advisor. Thereafter, extensive discussions and negotiations ensued during the following days and on January 5, 2011 a 45-day exclusivity agreement was executed and delivered.

On January 19, 2011, Piedmont’s counsel delivered an initial draft of the Investment Agreement to Crescent’s counsel. After such date, and continuing until February 23, 2011, Piedmont’s counsel and Crescent’s counsel exchanged drafts of the Investment Agreement and other ancillary documents, and engaged in teleconference calls regarding such transactional agreements. On a number of these occasions, representatives of Howe Barnes, Piedmont, and Crescent participated in the discussions.

Piedmont’s term of exclusive negotiations with Crescent pursuant to the exclusivity agreement was scheduled to expire at midnight on February 19, 2011. Piedmont requested an extension of the exclusivity agreement to allow for additional time to finalize the details of the Investment Agreement. The parties agreed to extend exclusivity through midnight on February 23, 2011.

On February 22, 2011, the board of directors of Crescent met to receive a presentation from its counsel and financial advisor regarding the Investment Agreement. The board received an Executive Summary of the Investment Agreement and a substantially final draft of the Investment Agreement in advance of the meeting. They also received proposed formal resolutions for their consideration should they determine that the transaction with Piedmont would be in the best interests of Crescent and its shareholders. The board also received a detailed presentation from Howe Barnes regarding the proposal and the verbal opinion that was later confirmed in writing that both the price of $4.00 per share for the issuance of 18,750,000 shares of newly issued shares of the common stock of Crescent and a tender offer at $4.75 per share for up to 67% of the issued and outstanding shares of Crescent were fair, from a financial point of view, to the existing shareholders of Crescent. After extensive discussion among the board of directors, the Investment Agreement was unanimously approved, and on February 23, 2011, the Investment Agreement was executed by both parties.

On February 23, 2011, Crescent and Piedmont issued a joint press release announcing that the parties had entered into a definitive agreement pursuant to which Piedmont would, subject to receipt of, among other things,  requisite regulatory and shareholder approvals, make a $75 million investment in Crescent and make a tender offer to Crescent's existing shareholders to purchase up to 67 percent (6,442,105 shares) of currently outstanding Crescent common stock at a price of $4.75 per share.

On March 24, 2011, Crescent and the Bank entered into an amendment to the Investment Agreement with Piedmont to (a) provide additional time for Piedmont to file its application with the Federal Reserve to approve the Investment and (b) extend the period of time that Crescent could file a preliminary proxy statement with the SEC in connection with obtaining shareholder approval of the sale of the 18,750,000 shares of Crescent Common Stock to Piedmont under the terms of the Investment Agreement and the Reincorporation.

On October 21, 2011,  Piedmont’s application to acquire control of CFB, as successor entity to Crescent, and consummate the Investment was approved by the Federal Reserve Bank of Richmond, acting under authority delegated by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).  The North Carolina Office of the Commissioner of Banks issued its non-objection to the Investment by Piedmont (and its controlling shareholders) into Crescent on October 24, 2011, which represented the last regulatory approval required under the Investment Agreement for Piedmont to consummate the Investment and the other transactions contemplated in the Investment Agreement.

On November 2, 2011, Crescent and the Bank entered into a second amendment to the Investment Agreement with Piedmont to (a) extend the period after receipt of regulatory approval from the Federal Reserve and the North Carolina Commissioner of Banks that Piedmont was permitted to commence the Offer, (b) provide that the Offer would expire at 5:00 pm on the date that is the twentieth business day after commencement, rather than at midnight on such date, and (c) modify the Investment Agreement to provide that Mr. Carlton would neither continue to serve as an executive officer of  CFB or the Bank nor as a director of CFB, the Bank, or Piedmont following closing of the Investment.

Reasons for the Recommendation. In evaluating the Offer, Crescent’s board of directors consulted with senior management, its legal and financial advisors and, in reaching its determination of the fairness of the terms of the Offer and its decision to recommend that the shareholders accept the Offer, and tender their shares pursuant to the Offer, the board of directors considered, among other things, the following material factors, each of which the board of directors believes is supportive of the recommendation:

•
Premium to Market Price. The fact that the $4.75 price to be paid for each share tendered represents an approximate 119% premium over the $2.17 closing price of the shares on February 23, 2011, the last full trading day before the Investment Agreement and the Offer were approved by the board and publicly announced.  Furthermore, it has been nearly three years since shares of Crescent Common Stock have traded consistently above the $4.75 per share Offer price.

•
Opinion and Financial Presentation of Howe Barnes. The board considered the opinion and financial presentation of Howe Barnes, dated February 22, 2011, to the effect that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth in the opinion, the $4.75 price to be paid to shareholders was fair, from a financial point of view, to Crescent’s existing common stock shareholders.

•
Uncertainty of Future Economic Environment. The limitations on Crescent’s ability to predict the future economic environment due to numerous factors, including future regulatory uncertainty and rising compliance costs, possible continuation or worsening of economic conditions in Crescent’s market areas and the financial services industry more generally, and the continuing difficulty of finding adequate sources of capital to support the Bank’s growth, development, and resolution of existing non-performing assets.

•
Lack of Financing Condition. The fact that Piedmont will have available to it at the closing of the Investment Agreement and the expiration of the Offer, cash sufficient to pay for all the shares pursuant to the Investment Agreement and the Offer and that the closing of the transactions is not subject to any third-party financing condition. The cash offer provides shareholders certainty as to the value of the consideration to be received at a guaranteed price, which is an exit opportunity that may not otherwise be available to shareholders in need of liquidity in the near-term.

•
Business and Financial Condition and Prospects. The board of directors’ familiarity with Crescent’s business, operations, prospects, business strategy, properties, assets, and financial condition, and the certainty of realizing value in the form of cash for the shares in the Offer compared to the risk and uncertainty associated with Crescent’s operation in the very competitive and constantly evolving financial services industry.

•	Minority Position of Non-Tendering Shareholders. Shares held by minority shareholders may be valued at a discount or be less liquid than shares of a company with a larger public float.

•
Risk related to Implementation of Piedmont’s Strategic Plan.  Piedmont was founded by a group of prominent and successful businessmen, has substantial financial backing, and has assembled a talented and experienced management team to implement its strategic objectives.  Nevertheless, any new venture inherently has risk associated with it.  Upon consummation of the Investment, Crescent will become the third financial institution acquired by Piedmont in its short operating history.  Integration of these institutions, if pursued by Piedmont, may not produce the synergies anticipated or may occur at a cost that is higher than anticipated.

•	Dilution to Existing Shareholders. The fact that the Investment by Piedmont would be dilutive to current book value and ownership.

The board also considered a variety of factors in its deliberations concerning the Offer that might weigh against its recommendation regarding acceptance of the Offer, including the following:

•
Ability of Shareholders to Participate in Future Growth or Earnings. The fact that the structure of the transaction, Piedmont’s cash investment in newly issued shares of Crescent, and the potential for post-closing sales of classified assets would not only immediately strengthen the financial condition of Crescent, but would also permit existing shareholders who elected not to tender their shares in the Offer to benefit from any potential future appreciation in the value of the shares, including any value that could be achieved if Crescent were to engage in future strategic or other transactions.

•	Tax Issues. The fact that the all-cash consideration would be a taxable transaction to the holders of Crescent Common Stock that are U.S. persons for U.S. Federal income tax purposes.

•
Access to Capital.  Piedmont is backed by a group of sophisticated financial investors with substantial financial resources.  Upon consummation of the Investment, Crescent’s access to additional sources of capital will likely be materially improved.  Additionally, upon consummation of the Investment, Piedmont will become the registered bank holding company of the Bank.  Under the Federal Reserve’s “source of strength” doctrine, Piedmont will be expected to be a source of financial and managerial strength to its subsidiary banks, including Crescent State Bank, and use all available resources to support its subsidiary banks.

•
Accounting Treatment.  Depending on the number of shares of Crescent Common Stock acquired pursuant to the Offer, Piedmont may be able to utilize “push-down accounting,” which would result in the establishment of a new accounting and reporting basis for Crescent, including the assets and liabilities being restated at their fair value.

•
Continued Listing on NASDAQ.  A condition to the obligation of Piedmont to close the Investment is that shares of Crescent Common Stock continue to be listed on NASDAQ.  Piedmont’s stated intention is that Crescent is to remain a listed, public company.  As a result, the liquidity of any shares not tendered by shareholders will not be as adversely affected as it would be if Crescent were to become a private company no longer listed on NASDAQ as a result of the Investment and the Offer.

•
Roll up and Future Acquisitions.  Piedmont has indicated that in the future it intends to combine Crescent with VantageSouth Bank, a North Carolina chartered bank and subsidiary of Piedmont, or other subsidiaries that it may acquire in the future, or other entities may be acquired through Crescent, although Piedmont has advised Crescent that it currently has no specific plans to do so.  Shares that are tendered will not have the opportunity to participate in any accretion that may result from future strategic transactions, if any, or organic growth.

•
Sale of Classified  Assets.  Piedmont has engaged an investment bank to market for sale some or all of Crescent’s classified assets.  Additionally, Piedmont has discussed the proposed terms of such a transaction with third parties.  While such a sale, if any, would not be committed to or consummated prior to the closing of the Investment, a sale of Crescent’s classified assets may result in improvement of Crescent’s financial performance on a going forward basis.

•
Crescent’s Capital Position.  Upon consummation of the Investment, Crescent’s capital position will be materially improved and such financial position may present strategic options to Piedmont that were not available to Crescent prior to the recapitalization.

The board of directors also considered the uniqueness of each shareholder’s circumstances and encourages each shareholder to make an independent judgment whether to tender in the Offer, including the consideration of the following additional factors:

•
the shareholder’s determination of the adequacy of the Offer price in light of the shareholder’s own investment objectives including, but not limited, to such shareholder’s tolerance for risk and investment time horizon;

•	the shareholder’s views as to Crescent’s prospects and the likelihood that Crescent will meet its financial goals for future performance;
•	the shareholder’s views as to the future of the financial services industry;
•	the shareholder’s need for liquidity or diversification of its investment portfolio; and
•	the factors considered by the board of directors as described in this Schedule and any other factors that the shareholder deems relevant to its investment decision.

The board of directors of Crescent based its ultimate decision on its business judgment that the benefits of the Investment Agreement and the Offer to the shareholders outweigh the negative considerations, as well as all alternative options. The board determined that the Investment Agreement and the Offer represent the best reasonably available alternative to enhance shareholder value with the least amount of risk of non-completion.

The foregoing discussion of the Crescent board of directors’ reasons for its recommendation to accept the Offer is not intended to be exhaustive, but addresses the material information and factors considered by the board of directors in its consideration of the Offer. The board of directors did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the board of directors viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the board of directors. Individual members of the board may have given different weight to different factors.

Notwithstanding the board’s recommendation, each shareholder is urged to make its own decision regarding the Offer, including, among other things: the adequacy of the $4.75 per share Offer price, based on all of the available information and in light of the shareholder’s own investment objectives; the shareholder’s view with respect to Crescent’s prospects and outlook; the matters considered by the board, as described above; and any other factors that the shareholder deems relevant to its investment decision.  Shareholders are encouraged to discuss the Offer with their own financial, tax, and other advisors and determine the significance of the above factors to their own unique financial position. A shareholder’s decision regarding whether or not to tender its shares in the Offer is a personal investment decision based upon each individual shareholder’s particular circumstances.

It should be noted that certain factors considered by the board and certain information presented in this section are forward-looking in nature and, therefore, that information should be read in light of the factors discussed below in Item 8 in the section entitled “Forward-Looking Statements.”

Opinion of Crescent’s Financial Advisor.  Crescent retained Howe Barnes as financial advisor on October 27, 2010. In connection with that engagement, the Crescent board of directors requested that Howe Barnes evaluate the fairness, from a financial point of view, to the holders of Crescent’s outstanding common stock of the price paid by Piedmont in the Investment and the consideration to be received by holders of Crescent’s outstanding common stock in the Offer to Purchase.

At the February 22, 2011, meeting of the Crescent board of directors, Howe Barnes gave its oral opinion, which was later confirmed in writing, that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the price to be paid by Piedmont in the Investment and the consideration to be received by the stockholders of Crescent in the Offer to Purchase pursuant to the Investment Agreement was fair, from a financial point of view, to the holders of Crescent’s outstanding common stock.

The full text of the written opinion of Howe Barnes, dated February 22, 2011, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Annex B to this Schedule. The summary of the opinion of Howe Barnes set forth in this Schedule is qualified in its entirety by reference to the full text of such opinion.

Holders of Crescent common stock are urged to read the opinion in its entirety. Howe Barnes’s opinion, which is addressed to the Crescent board of directors, is directed only to the fairness, from a financial point of view, of the price to be paid by Piedmont in the Investment and the consideration to be received by the stockholders of Crescent in the Offer to Purchase pursuant to the Investment Agreement. Howe Barnes’s opinion does not constitute a recommendation to any holder of Crescent common stock as to whether such shareholder should accept or reject the Offer to Purchase and does not address any other aspect of the proposed Investment, Offer to Purchase or any related transaction.

In connection with rendering its opinion, Howe Barnes, among other things:

•	reviewed the February 20, 2011 draft of the Investment Agreement;

•
participated in discussions with representatives of Crescent concerning Crescent’s financial condition, businesses, assets, earnings, prospects and regulatory relationships, including discussions with senior management as to its views regarding future financial performance;

•
reviewed Crescent’s recent filings with the Securities and Exchange Commission including its proxy statement filed April 13, 2010, annual reports on Form 10-K for the three years ended December 31, 2009, 2008 and 2007, and quarterly reports on Form 10-Q for the quarters ended September 30, 2010, June 30, 2010, and March 31, 2010;

•	reviewed current reports to shareholders of Crescent as filed on Form 8-K with the Securities and Exchange Commission from January 1, 2009 to February 22, 2011;

•	reviewed the Bank’s Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only – FFIEC 041 for the year ended December 31, 2010;

•	reviewed a draft of Crescent’s unaudited December 31, 2010 financial statements;

•
reviewed the publicly available historical pricing metrics for certain comparable transactions involving issuers of common stock in recapitalization transactions with similar financial characteristics to Crescent;

•	reviewed various internal loan, asset quality, loan loss reserve calculations, liquidity and other financial reports of Crescent;

•	reviewed the historical record of stock trading prices and trading activity for Crescent;

•	reviewed the report of Credit Risk Management, LLC., dated December, 2010, regarding Crescent’s loan portfolio and credit risk management practices;

•	reviewed written correspondence between Crescent, the Bank and its regulators;

•	studied the pro forma impact of the Investment on the assets, equity, net income, earnings per share, and book value per share of Crescent; and

•	reviewed such other information and performed such other studies and analyses as we considered relevant.

In connection with its review, Howe Barnes assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Howe Barnes by Crescent or any other party, and did not undertake any duty or responsibility to verify independently any of such information. Howe Barnes has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of Crescent except for the utilization of an independent third party loan review of Crescent’s loan portfolio by Credit Risk Management, LLC. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Howe Barnes, Howe Barnes assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and relied upon each party to advise Howe Barnes promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, Howe Barnes assumed that the Investment and Offer to Purchase would be consummated on the terms described in the Investment Agreement. Furthermore, Howe Barnes assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Investment Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Investment Agreement and that all conditions to the consummation of the Investment and Offer to Purchase will be satisfied without being waived. Howe Barnes also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which Crescent is a party, as contemplated by the Investment Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on Crescent. In its financial analyses, Howe Barnes assumed an Investment price of $4.00 per share and Offer Price of $4.75 per share. Howe Barnes expressed no opinion as to the underlying business decision to effect the Investment, the structure or tax consequences of the Investment or Offer to Purchase, or the availability or advisability of any alternatives. In the capacity of rendering the opinion, Howe Barnes reviewed the terms of the Investment Agreement and offered no judgment as to the negotiations resulting in such terms.

In conducting its investigation and analyses and in arriving at its opinion, Howe Barnes took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of: (i) the current and projected financial position and results of operations of Crescent versus selected groups of other publicly held companies with financial characteristics Howe Barnes believed to be comparable to Crescent; (ii) the historical market prices and trading activity of the common stock of Crescent; (iii) financial and operating information concerning selected recapitalization transactions and business combinations which Howe Barnes deemed comparable in whole or in part; (iv) shareholder dilution analysis; and (v) general economic and market conditions.

The following summarizes the material financial analyses presented by Howe Barnes to the Crescent board of directors at its meeting on February 22, 2011, which material was considered by Howe Barnes in rendering the opinion described below. No company or transaction used in the analyses described below is directly comparable to Crescent, Piedmont or the contemplated Investment and Offer to Purchase.

Trading Analysis. Howe Barnes analyzed historical closing prices and average daily trading volume of Crescent for the last twelve month, six month and three month periods ended February 18, 2011. The results of this analysis are summarized below:

	Weighted Average Price Per Share	Average Daily Volume (Shares)
Last 12 months	$2.71	7,572
Last 6 months	2.36	8,604
Last 3 months	2.29	10,950

Selected Comparable Public Company Analysis. Howe Barnes analyzed the relative valuation multiples of five groups of publicly-traded banks and thrifts located in North Carolina, South Carolina, Tennessee or Virginia, including banks and thrifts with:

•	Total assets $750 million to $1.25 billion (21 companies)

•	Tangible common equity to tangible asset ratios between 5% and 7% (41 companies)

•	Outstanding TARP investments (53 companies)

•	Nonperforming asset to total asset ratios between 4% and 7% (17 companies)

•	Core return on average assets of less than 0% for the most recent reported twelve month period (58 companies)

Howe Barnes calculated the medians for various financial multiples for each group of companies, including (i) trading price compared to book value, (ii) trading price compared to tangible book value, and (iii) trading price compared to earnings per share for the most recent reported twelve month period as of February 18, 2011. Howe Barnes reviewed the median valuation multiples for the selected groups of public companies and compared them to Crescent. The results of the selected public companies analysis are summarized below:

	Price / Book Value	Price / Tangible Book Value	Price / LTM EPS
	(%)	(%)	(x)
Median	58.3	59.0	20.4
Crescent (at 2/18/2011)	37.3	37.8	NM

Selected Comparable Recapitalization Transactions Analysis. Howe Barnes analyzed the relative valuation multiples of eight bank and thrift recapitalization transactions announced between January 1, 2010 and February 18, 2011. Among other factors, Howe Barnes selected recapitalization transactions for issuers with total assets between $500 million and $10 billion, not profitable, and nonperforming asset to total asset ratios greater than 4.00%. Transactions without available pricing information were excluded. The selected recapitalization companies are listed below:

•	First Federal Bankshares of Arkansas

•	Capital Bank Corporation

•	Central Pacific Financial Corp.

•	TIB Financial Corporation

•	Palmetto Bancshares, Inc.

•	Hampton Roads Bankshares, Inc.

•	Pacific Capital Bancorp

•	Sterling Financial Corporation

Howe Barnes calculated various financial multiples for each recapitalization transaction, including (i) gross proceeds (ii) offering price premium to market price (iii) ownership dilution (iv) offering price compared to historical and pro forma (to adjust for Investment) book value, and (v) offering price compared to historical and pro forma (to adjust for Investment) tangible book value. Howe Barnes reviewed the median valuation multiples of the selected recapitalization transactions and compared them to corresponding valuation multiples for Crescent implied by the Investment and Offer to Purchase. The results of the selected comparable recapitalization transactions analysis are summarized below:

				Historical		Pro Forma
	Gross Proceeds	Premium to Market Price	Owner- ship Dilution	Price / Book Value	Price / Tangible Book Value	Price / Book Value	Price / Tangible Book Value
	($MM’s)	(%)	(%)	(%)	(%)	(%)	(%)
Median	228	(69.9)	97.6	12.9	22.2	79.2	81.4
Investment Price	75	86.0	66.0	69.4	70.3	88.1	88.5
Offer Price	NA	120.9	NA	82.5	83.5	104.6	105.1

Selected Comparable Merger Transactions Analysis. Howe Barnes analyzed the relative valuation multiples of four bank merger transactions announced since January 1, 2010. Among other factors, Howe Barnes selected merger transactions for targets with total assets between $500 million and $3 billion, a tangible common equity to tangible assets ratio less than 7%, and a nonperforming asset to total asset ratio greater than 4.00%. Transactions without available pricing information were excluded. The selected merger transactions (seller / buyer) are listed below:

•	MidCarolina Financial Corp. / American National Bankshares

•	Cadence Financial Corp. / Community Bancorp LLC

•	Monroe Bancorp / Old National Bancorp

•	Smithtown Bancorp, Inc. / People’s United Financial Inc.

Howe Barnes calculated various financial multiples for each merger transaction, including (i) price compared to book value and (ii) price compared to tangible book value. Howe Barnes reviewed the median valuation multiples of the selected merger transactions and compared them to the corresponding valuation multiples for Crescent implied by the Investment and Offer to Purchase. The results of the selected comparable merger transactions analysis are summarized below:

	Deal Value	Price / Book Value	Price / Tangible Book Value
	(MM’s)	(%)	(%)
Median	64.5	76.5	77.4
Investment Price	75.0	69.4	70.3
Offer Price	NA	82.5	83.5

Shareholder Dilution Analysis. Howe Barnes analyzed the impact to existing shareholders of Crescent if Crescent raised an equivalent amount of capital to the Investment in the public markets using a benchmark price of $2.15 per share, which represents Crescent’s closing trading price as of February 18, 2011. Howe Barnes calculated various dilution values at hypothetical offering prices from $1.25 to $2.15 per share, including (i) dilution to existing shareholders (ii) tangible book value dilution per share and (iii) tangible book value dilution percentage and compared them to the corresponding dilution values for Crescent implied by the Investment. The results of the shareholder dilution analysis are summarized below:

	Investment Price (1)	Hypothetical Offer Price (1)	Hypothetical Offer Price (1)
	($4.00)	($2.15)	($1.25)
Dilution to existing shareholders	66%	78%	86%
Tangible book value per share dilution ($)	$(1.16)	$(2.87)	$(3.88)
Tangible book value per share dilution (%)	(20)%	(50)%	(68)%
 (1)  Net of estimated transaction costs of 6.0% for the hypothetical offerings and $1.5 million for the Investment.

Discounted Cash Flow Analysis. Howe Barnes analyzed the discounted present value of Crescent’s projected earnings for the years ending December 31, 2011 through 2013. Howe Barnes assumed Crescent would raise $75 million of capital in 2011. Howe Barnes further assumed, for the purposes of analysis only, that Crescent would use a portion of that capital to redeem outstanding preferred stock issued in the TARP Capital Purchase Program.

The discounted cash flow analysis was based on projections of the financial performance of Crescent that represented the best available estimates and judgments of management. Consistent with the periods included in the financial projections, Howe Barnes used calendar year 2013 as the final year for the analysis and applied terminal multiples, ranging from 9.0x to 15.0x, to calendar year 2013 earnings in order to derive a range of terminal values for Crescent.

The projected earnings and terminal values were discounted using rates ranging from 12.0% to 20.0%, which reflected a range of rates of return expected by investors. The resulting range of present values was divided by the number of Crescent shares outstanding in order to arrive at a range of present values per Crescent share. Howe Barnes reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for Crescent implied by the Investment and Offer to Purchase. The results of the discounted cash flow analysis are summarized below:

Price per Share
Minimum implied price per share	$(1.47)
Maximum implied price per share	$4.05
Investment Price	$4.00
Offer Price	$4.75

Additional Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Howe Barnes believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Howe Barnes considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Howe Barnes’s view of the actual value of Crescent.

In performing its analyses, Howe Barnes made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Crescent. The analyses performed by Howe Barnes are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Crescent board of directors and were prepared solely as part of Howe Barnes’s analysis of the fairness, from a financial point of view, to the holders of Crescent common stock of the consideration to be received by such holders in connection with the proposed Investment and Offer to Purchase. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Howe Barnes was one of many factors taken into consideration by the Crescent board of directors in making its determination to approve the Investment and Offer to Purchase. Consequently, the analyses described above should not be viewed as determinative of the Crescent board of directors’ or Crescent management’s opinion with respect to the value of Crescent. Crescent placed no limits on the scope of the analysis performed, or opinion expressed, by Howe Barnes.

Howe Barnes’s opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on February 22, 2011, and any material change in such circumstances and conditions may affect Howe Barnes’s opinion, but Howe Barnes does not have any obligation to update, revise or reaffirm that opinion.

For services rendered in connection with the delivery of its opinion, Crescent paid Howe Barnes a customary investment banking fee upon execution of the Investment Agreement. Crescent will also pay Howe Barnes a customary fee for advisory services in connection with the Investment Agreement, which is contingent upon the closing of the Investment. Crescent also agreed to reimburse Howe Barnes for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Howe Barnes against certain liabilities arising out of its engagement.

Howe Barnes is an affiliate of Raymond James & Associates, Inc. and is a subsidiary of Raymond James Financial, Inc. Raymond James Financial, Inc. completed its acquisition of Howe Barnes on April 1, 2011. Raymond James & Associates, Inc. is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James & Associates, Inc. may trade in the securities of Crescent and for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

(c) Intent to tender

As discussed above, each of the four Continuing Directors entered into voting agreements with Piedmont that restrict shares of Crescent Common Stock owned by such individual or his related interests from being tendered in the Offer.  Subsequent to execution of the voting agreements, Piedmont has expressed its willingness to release each Continuing Director from his obligation not to tender a portion of his shares of Crescent Common Stock into the Offer, provided that such Continuing Director agrees that all proceeds received for such shares accepted for purchase in the Offer be used to paydown outstanding indebtedness of the director at Crescent State Bank.  Of the Continuing Directors, Messrs. Barringer and Rufty intend to tender up to 75,000 and up to 30,000 shares, respectively, in the Offer pursuant to this limited waiver of their contractual restriction on tendering in the Offer.

In addition to the four Continuing Directors, to Crescent’s knowledge after reasonable inquiry, all of Crescent’s remaining directors, subject to compliance with applicable law (including Section 16(b) of the Securities Exchange Act of 1934) intend to tender at least a portion of the shares of Crescent Common Stock held of record or beneficially owned by such person or entity in the Offer.  Additionally, with the exception of Mr. Betts, all of Crescent’s Executive Officers intend to tender at least a portion of the Crescent Common Stock held of record or beneficially owned by such person in the Offer.  To the knowledge of Crescent, after reasonable inquiry, no other affiliate of the Company intends to tender any shares in the Offer.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

Crescent has retained Howe Barnes as its financial advisor in connection with the Offer and the Investment. Information pertaining to the retention of Howe Barnes is set forth in Item 4 (“The Solicitation or Recommendation—Opinion of Crescent’s Financial Advisor”) and is hereby incorporated by reference in this Item 5.

Except as otherwise set forth in this Schedule, neither Crescent nor any person or affiliate acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to shareholders of Crescent with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions in Crescent Common Stock have been effected during the last 60 days by Crescent or any of its subsidiaries or, to the knowledge of Crescent, by any executive officer, director, or affiliate of Crescent, except as set forth below:

Name	Date of Transaction	Nature of Transaction	No. of Shares/Options	Share Price/ Strike Price	Transaction Type

Francis R. Quis, Jr.(1)	10/13/2011	Acquisition	190	$2.90	Stock Purchase Plan(2)

(1)	Director of Crescent Financial Corporation and its wholly-owned subsidiary Crescent State Bank.
(2)	Purchases were made pursuant to an established stock purchase plan (source: Form 4 filed by Mr. Quis on October 13, 2011).

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule, Crescent is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of Crescent’s securities by Crescent, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving Crescent or any of its subsidiaries; (iii) any purchase, sale, or transfer of a material amount of assets of Crescent or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness, or capitalization of Crescent.

As discussed under Item 3, a condition to Piedmont’s obligation to close the Investment is that Crescent reincorporate as a Delaware corporation, which is to be effected by the merger of Crescent with and into its wholly-owned subsidiary CFB.  Therefore, it is anticipated that Crescent will merge with and into CFB prior to the expiration of the Offer.

Except as set forth above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.	Additional Information

Golden Parachute Compensation. The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer and the Investment, assuming the following:

•	the Investment closed on November 7, 2011, the latest practicable date prior to the filing of this Schedule 14D-9;

•
the named executive officers’ new employment agreements that were executed on February 23, 2011, and become effective upon closing of the Investment are in full force and effect – see above under “Item 3 – Executive Officer Agreements” for additional discussion;

•
the named executive officers were terminated without cause or resigned for good reason one day following the closing of the Investment on November 7, 2011 (the latest practicable date prior to the filing of this Schedule 14D-9), and the Investment qualifies as a change in ownership or effective control within the meaning of Section 409A of the Internal Revenue Code of 1986; and

•
the executive compensation restrictions contained in Section 111 of the Emergency Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009 and as interpreted by the Interim Final Rule promulgated by the U.S. Department of Treasury (the “Treasury”) pursuant thereto, applicable to recipients of financial assistance under the Treasury’s Troubled Asset Relief Program (“TARP”) are no longer applicable to Crescent, the Bank, and the named executive officers following the closing of the Investment on November 7, 2011, pursuant to Section 30.14 (Q-14(a)) of the Interim Final Rule.

Crescent’s named executive officers are Michael G. Carlton, W. Keith Betts, and Ray D. Vaughn.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Pension/ NQDC(3)	Perquisites/ Benefits(4)	Tax reimburse- ments(5)	Other	Total
Michael G. Carlton	$960,000	$71,250	$877,119	$44,158	$572,461	$0	$2,524,988
W. Keith Betts	189,800	0	149,651	0	0	0	339,451
Ray D. Vaughn	184,000	0	255,469	0	0	0	439,469

(1)
The cash severance is payable in a lump sum only upon termination without cause or resignation for good reason within 12 months following the closing of the Investment by Piedmont.  The cash severance is (a) the sum of executive’s salary in effect as of the closing of the Investment plus the annual bonus awarded to executive for 2010 (b) multiplied by 3.0 for Mr. Carlton and 1.0 for Messrs. Betts and Vaughn.  None of the named executive officers received any annual bonus for calendar year 2010.  Assuming termination of employment one day following closing of the Investment, none of the executives would be eligible to receive any of the retention payments discussed under “Item 3 – Executive Officer Arrangements – Retention Payments.”  A condition precedent to each named executive officer’s right to receive the lump-sum severance payment following a termination of employment without cause or resignation for good reason within 12 months of the change in control, is that such executive must execute a release of all claims against the Bank and its affiliates and their respective officers, directors, employees, and agents.  The lump-sum payment will be paid on the Bank’s next regular pay-day that is at least five business days following the later of the effective date of the release or the date it is received by the Bank, subject to suspension of the timing of such payments as provided for in the agreements to the extent necessary to avoid imposition of tax on the executive under Section 409A of the Code.

(2)
These amounts represent the aggregate dollar value of restricted stock awards for which vesting would be accelerated assuming the closing of the Investment on November 7, 2011.  Pursuant to the instructions to Item 402(t) of Regulation S-K, amounts were calculated using a price per share of $4.75, which is equivalent to the price per share that shareholders would receive if they tender their shares of common stock pursuant to the Offer.  Pursuant to the terms of Mr. Carlton’s employment agreement effective at closing of the Investment, the TARP forfeiture restrictions applicable to the shares granted to him under an April 27, 2010 restricted stock agreement shall cease to apply to the shares one day following the closing of the Investment, thereby allowing the shares to vest with the passage of time.  Additionally, assuming Mr. Carlton’s employment is terminated (other than with cause) one day following closing of the Investment, Crescent and the Bank shall cause him to become fully vested in all outstanding equity awards, including the shares of restricted stock.  The outstanding, non-vested restricted stock granted to Messrs. Betts and Vaughn will not be accelerated as a result of any termination of such executive’s employment.  None of the named executive officers currently have any unvested options outstanding, and, therefore, no acceleration will occur as a result of the closing of the Investment or termination of employment following the closing of the Investment.

(3)
As discussed under “Item 3 – Executive Officer Agreements”,  each of the named executive officers has a previously existing salary continuation agreement.  The existing salary continuation agreements entitle the named executive officers to certain benefit payments, in the case of Mr. Carlton, upon a change in control, and, in the case of Messrs. Vaughn and Betts, upon a termination of employment within 24 months following a change in control.  Each of the named executive officer’s respective salary continuation agreement was amended to effect the freezing of the accrual benefit as of April 30, 2011, and incremental benefits are no longer being accrued under such agreements. While the accrued benefit amount payable under the agreements has, and will not, be enhanced as a result of the Investment, the Bank has agreed, as permitted under 409A following a change in control transaction, to terminate all executives’ salary continuation agreements within 30 days of the closing of the Investment, which may result in payment of the accrued balances at a point in time sooner than otherwise would have occurred.  In addition, in the case of Mr. Betts, who is the only named executive officer not currently vested in the accrued balance, the Bank has agreed to accelerate the vesting prior to the Bank unilaterally terminating all salary continuation agreements.  Mr. Betts would have otherwise vested in his accrued benefit amount on December 2, 2011.  See Item 3 for additional information regarding the salary continuation agreements.

(4)
Assuming termination without cause occurs with respect to Mr. Carlton one day following consummation of the Investment, Mr. Carlton would be entitled to COBRA health continuation coverage for him and his eligible dependents for up to 18 months, which estimated value is $7,458.  Additionally, Mr. Carlton would be entitled to retain the bank-owned automobile then being provided to him pursuant to the terms of his employment agreement, which value is estimated at $36,700.

(5)
If the benefit payments payable to Mr. Carlton upon the termination of his employment following a change in ownership or effective control of the Bank would be subject to the excise tax under Section 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Excise Tax”), the Bank would pay Mr. Carlton an amount equal to the sum of the Excise Tax payable by Mr. Carlton under Code Section 4999 (the “Excise Tax Payment”), and the amount necessary to provide the Excise Tax Payment net of all income, payroll, and excise taxes.  The estimated value of this payment is $572,461.

Narrative to Golden Parachute Compensation Table.  Crescent and/or the Bank have entered into employment agreements with certain officers and key employees including, among others, each of the following named executive officers: Michael G. Carlton, W. Keith Betts, and Ray D. Vaughn. The employment agreements, which become effective upon the closing of the Investment and were executed on February 23, 2011, provide for lump sum severance and other benefits in the event of such named executive officer’s termination without cause or resignation for good reason within twelve months following a change in ownership or effective control. A condition precedent to each named executive officer’s right to receive the lump-sum severance payment following a termination of employment without cause or resignation for good reason within 12 months of the change in control, is that such executive must execute a release of all claims against the Bank and its affiliates and their respective officers, directors, employees, and agents.  For more information relating to these arrangements, see “Item 3—Arrangements between the Company and its Executive Officers, Directors and Affiliates,” which information is incorporated into this Item by reference.

Section 14(f) Information Statement

The Information Statement, which is incorporated herein by reference and is attached as Annex A, is being furnished in connection with the possible designation by Piedmont, pursuant to the Investment Agreement, of certain persons to be appointed to the board of Crescent, or assuming the Reincorporation occurs prior to consummation of the Investment as anticipated, to the board of CFB. Such persons, when appointed, will constitute a majority of the board of Crescent or its successor entity CFB.

Additional information and where it can be found

Crescent files documents from time to time with the SEC. These documents are available free of charge on the SEC’s website at http://www.sec.gov. In addition, a copy of the Offer to Purchase, Letter of Transmittal, and certain other related tender offer documents may be obtained free of charge once they become available by directing a request to Piedmont Community Bank Holdings, Inc. at 4711 Six Forks Rd., Suite 2B, Raleigh, North Carolina 27609. A copy of the Tender Offer Statement and the Solicitation/Recommendation Statement may also be obtained, free of charge, by contacting Bruce W. Elder, Corporate Secretary, 1005 High House Road, Cary, North Carolina 27513.

Forward-looking statements

Certain statements in this Schedule may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Crescent wishes to caution its shareholders that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Crescent refers its shareholders to the documents that Crescent files from time to time with the SEC, including its most recent Annual Report filed on Form 10-K on March 29, 2011, and the various amendments and updates to Crescent’s Annual Reports by its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which contains and identifies other important factors that could cause actual results to differ materially from those contained in Crescent’s projections or forward-looking statements. Crescent shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule. All subsequent written and oral forward-looking statements by or concerning Crescent are expressly qualified in their entirety by the cautionary statements above. Crescent does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events, or otherwise.

Item 9.	Exhibits

The following Exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated November 8, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(E)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(F)	Letter to Crescent State Bank Employees 401(k) Plan Participants (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(G)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).

(a)(1)(I)	Opinion of Howe Barnes Hoefer & Arnett, Inc. to the Board of Directors of Crescent Financial Corporation, dated February 22, 2011 (included as Annex B to this Schedule 14D-9)

Exhibit No.	Description

(a)(1)(J)	Letter mailed to Crescent’s Shareholders (included as cover page of materials mailed to Shareholders as filed herewith)

(a)(5)(A)
Joint Press Release issued by Crescent and Piedmont, dated February 23, 2011 (incorporated by reference herein from Exhibit 99.1 to Crescent’s Current Report on Form 8-K as filed with the SEC on February 25, 2011)

(a)(5)(B)	Joint Press Release issued by Crescent and Piedmont, dated November 8, 2011 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(5)(C)	Memorandum to Participants in Crescent State Bank 401(k) Plan (filed herewith)

(e)(1)
Investment Agreement, dated February 23, 2011 by and among Crescent, the Bank, and Piedmont (filed as Exhibit 10(xxxix) to Crescent’s Form 10-K, filed with the SEC on March 29, 2011 and incorporated herein by reference)

(e)(2)	Amendment to Investment Agreement, dated as of March 24, 2011 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(3)	Amendment No. 2 to Investment Agreement, dated as of November 2, 2011 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(4)	Crescent’s Special Meeting Proxy Statement dated May 5, 2011 (incorporated herein by reference to Crescent’s Schedule 14A as filed with the SEC on May 4, 2011)

(e)(5)
Indemnification Agreement dated February 23, 2011 by and among Michael G. Carlton, Crescent and the Bank (incorporated by reference to Exhibit 10(xxxx) to Crescent’s Form 10-K, filed with the SEC on March 29, 2011)

(e)(6)
Amended and Restated Certificate of Incorporation of CFB (incorporated herein by reference to Appendix B to Crescent’s Special Meeting Proxy Statement dated May 5, 2011 as filed with the SEC on Schedule 14A on May 4, 2011)

(e)(7)	Amended and Restated CFB Bylaws (incorporated herein by reference to Appendix C to Crescent’s Special Meeting Proxy Statement dated May 5, 2011 as filed with the SEC on Schedule 14A on May 4, 2011)

(e)(8)
Executive Employment Agreement dated February 23, 2011, by and between W. Keith Betts and the Bank (incorporated by reference to Exhibit 10(xxxvii) to Crescent’s Form 10-K filed with the SEC on March 29, 2011)

(e)(9)
Executive Employment Agreement dated February 23, 2011, by and among Michael G. Carlton, Crescent, and the Bank (incorporated by reference to Exhibit 10(xxxvi) to Crescent’s Form 10-K filed with the SEC on March 29, 2011)

(e)(10)	Executive Employment Agreement dated February 23, 2011, by and among Bruce W. Elder, Crescent, and the Bank (filed herewith)

(e)(11)	Executive Employment Agreement dated February 23, 2011, by and between Thomas E. Holder, Jr. and the Bank (filed herewith)

Exhibit No.	Description

(e)(12)
Executive Employment Agreement dated February 23, 2011, by and among Ray D. Vaughn and the Bank (incorporated by reference to Exhibit 10(xxxviii) to Crescent’s Form 10-K filed with the SEC on March 29, 2011)

(e)(13)
Letter amendment to Employment Agreement for Michael G. Carlton dated November 2, 2011 (incorporated herein by reference to Exhibit 10.2 to Crescent’s Current Report on Form 8-K filed on November 7, 2011)

(e)(14)	Amendment to Amended Salary Continuation Agreement dated February 23, 2011 by and between W. Keith Betts and the Bank (filed herewith)

(e)(15)	Amendment to Amended Salary Continuation Agreement dated February 23, 2011 by and between Michael G. Carlton and the Bank (filed herewith)

(e)(16)	Amendment to Amended Salary Continuation Agreement dated February 23, 2011 by and between Bruce W. Elder and the Bank (filed herewith)

(e)(17)	Amendment to Amended Salary Continuation Agreement dated February 23, 2011 by and between Thomas E. Holder, Jr. and the Bank (filed herewith)

(e)(18)	Amendment to Amended Salary Continuation Agreement dated February 23, 2011 by and between Ray D. Vaughn and the Bank (filed herewith)

(e)(19)
Amendment to Endorsement Split Dollar Agreement by and between the Bank and Michael G. Carlton dated November 2, 2011 (incorporated herein by reference to Exhibit 10.3 to Crescent’s Current Report on Form 8-K filed on November 7, 2011)

(e)(20)
Amendment to Endorsement Split Dollar Agreement by and between the Bank and Bruce W. Elder dated November 2, 2011 (incorporated herein by reference to Exhibit 10.4 to Crescent’s Current Report on Form 8-K filed on November 7, 2011)

(e)(21)
Amendment to Endorsement Split Dollar Agreement by and between the Bank and Thomas E. Holder, Jr. dated November 2, 2011 (incorporated herein by reference to Exhibit 10.5 to Crescent’s Current Report on Form 8-K filed on November 7, 2011)

(e)(22)
Voting Agreement, dated as of February 23, 2011, by and among Piedmont and Michael G. Carlton (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(23)
Voting Agreement, dated as of February 23, 2011, by and among Piedmont and James A. Lucas, Jr. (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(24)
Voting Agreement, dated as of February 23, 2011, by and among Piedmont and Charles A. Paul, III (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(25)
Voting Agreement, dated as of February 23, 2011, by and among Piedmont and Brent D. Barringer (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO filed by Piedmont on November 8, 2011)

Exhibit No.	Description

(e)(26)
Partial Release of Voting Agreement, dated November 2, 2011, by and between Michael G. Carlton and Piedmont (incorporated herein by reference to Exhibit (d)(9) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(27)
Form of Registration Rights Agreement, to be entered into by and between  Piedmont and Crescent (incorporated by reference herein to Exhibit C to Exhibit 10(xxxix) to the Annual Report on Form 10-K of Crescent, filed with the SEC on March 29, 2011).

(e)(28)
Reciprocal Confidentiality Agreement, dated November 15, 2010, by and among Piedmont and Howe Barnes Hoefer & Arnett, Inc., as agent for Crescent Financial Corporation (incorporated herein by reference to Exhibit (d)(11) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(29)	Agreement and Plan of Merger by and between Crescent and CFB dated May 2, 2011 (incorporated herein by reference to Appendix D to Crescent’s Proxy Statement as filed with the SEC on May 4, 2011)

(e)(30)	Voting Agreement, dated as of October 31, 2011, by and among Piedmont and Jon S. Rufty (incorporated herein by reference to Exhibit (d)(8) to the Schedule TO filed by Piedmont on November 8, 2011)

(g)	Not applicable

Annex A	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder

Annex B	Opinion of Howe Barnes Hoefer & Arnett, Inc. to the Board of Directors of Crescent Financial Corporation, dated February 22, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CRESCENT FINANCIAL CORPORATION

By:	/s/ Michael G. Carlton
Name:	Michael G. Carlton
Title:	President & Chief Executive Officer

Dated: November 8, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated November 8, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(E)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(F)	Letter to Crescent State Bank Employees 401(k) Plan Participants (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(G)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).

(a)(1)(I)	Opinion of Howe Barnes Hoefer & Arnett, Inc. to the Board of Directors of Crescent Financial Corporation, dated February 22, 2011 (included as Annex B to this Schedule 14D-9)

(a)(1)(J)	Letter mailed to Crescent’s Shareholders (included as cover page of materials mailed to Shareholders as filed herewith)

(a)(5)(A)
Joint Press Release issued by Crescent and Piedmont, dated February 23, 2011 (incorporated by reference herein from Exhibit 99.1 to Crescent’s Current Report on Form 8-K as filed with the SEC on February 25, 2011)

(a)(5)(B)	Joint Press Release issued by Crescent and Piedmont, dated November 8, 2011 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by Piedmont on November 8, 2011)

(a)(5)(C)	Memorandum to Participants in Crescent State Bank 401(k) Plan (filed herewith)

(e)(1)
Investment Agreement, dated February 23, 2011 by and among Crescent, the Bank, and Piedmont (filed as Exhibit 10(xxxix) to Crescent’s Form 10-K, filed with the SEC on March 29, 2011 and incorporated herein by reference)

(e)(2)	Amendment to Investment Agreement, dated as of March 24, 2011 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Piedmont on November 8, 2011)

Exhibit No.	Description

(e)(3)	Amendment No. 2 to Investment Agreement, dated as of November 2, 2011 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(4)	Crescent’s Special Meeting Proxy Statement dated May 5, 2011 (incorporated herein by reference to Crescent’s Schedule 14A as filed with the SEC on May 4, 2011)

(e)(5)
Indemnification Agreement dated February 23, 2011 by and among Michael G. Carlton, Crescent and the Bank (incorporated by reference to Exhibit 10(xxxx) to Crescent’s Form 10-K, filed with the SEC on March 29, 2011)

(e)(6)
Amended and Restated Certificate of Incorporation of CFB (incorporated herein by reference to Appendix B to Crescent’s Special Meeting Proxy Statement dated May 5, 2011 as filed with the SEC on Schedule 14A on May 4, 2011)

(e)(7)	Amended and Restated CFB Bylaws (incorporated herein by reference to Appendix C to Crescent’s Special Meeting Proxy Statement dated May 5, 2011 as filed with the SEC on Schedule 14A on May 4, 2011)

(e)(8)
Executive Employment Agreement dated February 23, 2011, by and between W. Keith Betts and the Bank (incorporated by reference to Exhibit 10(xxxvii) to Crescent’s Form 10-K filed with the SEC on March 29, 2011)

(e)(9)
Executive Employment Agreement dated February 23, 2011, by and among Michael G. Carlton, Crescent, and the Bank (incorporated by reference to Exhibit 10(xxxvi) to Crescent’s Form 10-K filed with the SEC on March 29, 2011)

(e)(10)	Executive Employment Agreement dated February 23, 2011, by and among Bruce W. Elder, Crescent, and the Bank (filed herewith)

(e)(11)	Executive Employment Agreement dated February 23, 2011, by and between Thomas E. Holder, Jr. and the Bank (filed herewith)

(e)(12)
Executive Employment Agreement dated February 23, 2011, by and among Ray D. Vaughn and the Bank (incorporated by reference to Exhibit 10(xxxviii) to Crescent’s Form 10-K filed with the SEC on March 29, 2011)

(e)(13)
Letter amendment to Employment Agreement for Michael G. Carlton dated November 2, 2011 (incorporated herein by reference to Exhibit 10.2 to Crescent’s Current Report on Form 8-K filed on November 7, 2011)

(e)(14)	Amendment to Amended Salary Continuation Agreement dated February 23, 2011 by and between W. Keith Betts and the Bank (filed herewith)

(e)(15)	Amendment to Amended Salary Continuation Agreement dated February 23, 2011 by and between Michael G. Carlton and the Bank (filed herewith)

(e)(16)	Amendment to Amended Salary Continuation Agreement dated February 23, 2011 by and between Bruce W. Elder and the Bank (filed herewith)

(e)(17)	Amendment to Amended Salary Continuation Agreement dated February 23, 2011 by and between Thomas E. Holder, Jr. and the Bank (filed herewith)

Exhibit No.	Description

(e)(18)	Amendment to Amended Salary Continuation Agreement dated February 23, 2011 by and between Ray D. Vaughn and the Bank (filed herewith)

(e)(19)
Amendment to Endorsement Split Dollar Agreement by and between the Bank and Michael G. Carlton dated November 2, 2011 (incorporated herein by reference to Exhibit 10.3 to Crescent’s Current Report on Form 8-K filed on November 7, 2011)

(e)(20)
Amendment to Endorsement Split Dollar Agreement by and between the Bank and Bruce W. Elder dated November 2, 2011 (incorporated herein by reference to Exhibit 10.4 to Crescent’s Current Report on Form 8-K filed on November 7, 2011)

(e)(21)
Amendment to Endorsement Split Dollar Agreement by and between the Bank and Thomas E. Holder, Jr. dated November 2, 2011 (incorporated herein by reference to Exhibit 10.5 to Crescent’s Current Report on Form 8-K filed on November 7, 2011)

(e)(22)
Voting Agreement, dated as of February 23, 2011, by and among Piedmont and Michael G. Carlton (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(23)
Voting Agreement, dated as of February 23, 2011, by and among Piedmont and James A. Lucas, Jr. (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(24)
Voting Agreement, dated as of February 23, 2011, by and among Piedmont and Charles A. Paul, III (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(25)
Voting Agreement, dated as of February 23, 2011, by and among Piedmont and Brent D. Barringer (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(26)
Partial Release of Voting Agreement, dated November 2, 2011, by and between Michael G. Carlton and Piedmont (incorporated herein by reference to Exhibit (d)(9) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(27)
Form of Registration Rights Agreement, to be entered into by and between  Piedmont and Crescent (incorporated by reference herein to Exhibit C to Exhibit 10(xxxix) to the Annual Report on Form 10-K of Crescent, filed with the SEC on March 29, 2011).

(e)(28)
Reciprocal Confidentiality Agreement, dated November 15, 2010, by and among Piedmont and Howe Barnes Hoefer & Arnett, Inc., as agent for Crescent Financial Corporation (incorporated herein by reference to Exhibit (d)(11) to the Schedule TO filed by Piedmont on November 8, 2011)

(e)(29)	Agreement and Plan of Merger by and between Crescent and CFB dated May 2, 2011 (incorporated herein by reference to Appendix D to Crescent’s Proxy Statement as filed with the SEC on May 4, 2011)

Exhibit No.	Description

(e)(30)	Voting Agreement, dated as of October 31, 2011, by and among Piedmont and Jon S. Rufty (incorporated herein by reference to Exhibit (d)(8) to the Schedule TO filed by Piedmont on November 8, 2011)

(g)	Not applicable

Annex A	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder

Annex B	Opinion of Howe Barnes Hoefer & Arnett, Inc. to the Board of Directors of Crescent Financial Corporation, dated February 22, 2011

ANNEX A

CRESCENT FINANCIAL CORPORATION
1005 HIGH HOUSE ROAD
CARY, NORTH CAROLINA 27513

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

GENERAL INFORMATION

This Information Statement is being mailed on or about November 8, 2011 to holders of Crescent Financial Corporation (“Crescent” or the “Company”) common stock, par value $1.00 per share, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Crescent with respect to the cash tender offer (the “Offer”) by Piedmont Community Bank Holdings, Inc. (“Piedmont”), a Delaware corporation. The Offer is being made pursuant to an Investment Agreement (the “Investment Agreement”), dated of February 23, 2011, by and among Crescent, Crescent State Bank (the “Bank”), a North Carolina banking corporation and wholly-owned subsidiary of Crescent, and Piedmont as amended by those certain amendments to the Investment Agreement dated as of March 24, 2011 and November 2, 2011, respectively, among the parties.

Capitalized terms used and not otherwise defined herein have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Crescent. You are receiving this Information Statement in connection with the anticipated appointment of persons designated by Piedmont to the board of directors of Crescent (the “Board”) pursuant to the Investment Agreement.

This Information Statement is being mailed to Crescent shareholders in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Information set forth herein relating to the individuals designated for appointment to the Crescent board of directors has been provided to Crescent by Piedmont, and Crescent assumes no responsibility for the accuracy or completeness of such information.

BACKGROUND INFORMATION

Pursuant to the Investment Agreement, Piedmont has agreed to purchase from the Company, subject to certain conditions, for cash consideration of $75.0 million, 18,750,000 shares of common stock at a purchase price of $4.00 per share (the “Investment”).  The Investment Agreement also provides that Piedmont will conduct a tender offer to purchase up to 6,442,105 issued and outstanding shares of the Company’s common stock, which represents approximately 66 2/3% of the shares of our currently outstanding common stock, from existing shareholders at a price of $4.75 per share. Commencement of the Offer was contingent upon the receipt of all required regulatory approvals pursuant to the terms of the Investment Agreement, the last of which was received on October 24, 2011.

The Offer, the Investment and the Investment Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by Crescent with the SEC on November 8, 2011, and which is being mailed to shareholders of Crescent along with this Information Statement.

The foregoing description of the Investment Agreement and any other descriptions of the Investment Agreement contained in this Information Statement are qualified in their entirety by reference to the full text of the Investment Agreement and the amendments thereto, which are filed with the Schedule 14D-9 as Exhibits (e)(1), (e)(2), and (e)(3) and are incorporated herein by reference. The Investment Agreement is included as an exhibit to the Schedule 14D-9 to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about Crescent, the Bank, or Piedmont. The Investment Agreement contains customary representations and warranties Crescent, the Bank and Piedmont made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Crescent, the Bank and Piedmont and may be subject to important qualifications and limitations agreed to by Crescent, the Bank and Piedmont in connection with the negotiated terms, including, but not limited to, information in confidential disclosure schedules provided by Crescent in connection with the signing of the Investment Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Investment Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among Crescent, the Bank and Piedmont rather than establishing matters as facts. Accordingly, shareholders should not rely on the representations, warranties and covenants contained in the Investment Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of Crescent, the Bank and Piedmont or any of their respective subsidiaries or affiliates. Information regarding Crescent is provided in its other filings with the SEC, which are available on the SEC’s website at www.sec.gov.

There has been no change in control of Crescent since the beginning of Crescent’s last fiscal year.

DIRECTORS DESIGNATED BY PIEDMONT

Right to Designate Directors

Upon closing of the Investment, the board of directors of Crescent will consist of twelve members. Eight of these directors will be designated by Piedmont. The remaining four directors will be Brent D. Barringer, James A. Lucas, Jr., Charles A. Paul, III, and Jon S. Rufty, each of whom is a current member of the Company’s board of directors.

Information with Respect to the Potential Board Designees

As of the date of this Information Statement, Piedmont has determined those individuals it will designate for appointment to Crescent’s board of directors. Piedmont has advised Crescent that each of its director designees has consented to serve as a director of Crescent.  None of the director designees currently is a director of, or holds any position with, Crescent or any of its subsidiaries.

Piedmont has advised Crescent that none of its director designees beneficially owns any equity securities, or rights to acquire any equity securities, of Crescent, has a familial relationship with any director, executive officer or key employee of Crescent or any of its subsidiaries or has been involved in any transactions with Crescent or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Crescent is not aware of any material pending legal proceedings to which any director designee listed below is a party adverse to Crescent or any of its subsidiaries or has a material interest adverse to Crescent or any of its subsidiaries

Piedmont has informed Crescent that, to the best of its knowledge and belief, after due inquiry, that none of its director designees has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

The following table sets forth information with respect to the director designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each director designee is c/o Piedmont Community Bank Holdings, Inc., 4711 Six Forks Road, Suite 2B, Raleigh, NC 27609.  All directors listed are United States citizens.

Name	Present Principal and Five-Year Employment History

J. Adam Abram (55)
J. Adam Abram has served as Chairman of Piedmont since he co-founded the company in 2009.  Mr. Abram has served as Chairman of Franklin Holdings (Bermuda), Ltd. since 2008. He has served as President, Chief Executive Officer and director of James River Group, Inc., an insurance holding company, since its inception in 2002.

Alan Colner (56)
Alan Colner has served as a director of Piedmont since 2009.  Mr. Colner has been the Chief Executive Officer of the North American division of PensionsFirst Incorporated, a UK-based pension risk management firm, since 2010. Prior to taking on this role, Mr. Colner was a partner with Compass Advisors, LLP, an international investment banking firm, since 2001.  From 2003 to 2007, Mr. Colner served as director for James River Group, Inc.

Thierry Ho (54)
Thierry Ho has served as a director of Piedmont since 2009.  Mr. Ho has been a Managing Director of Lightyear Capital and a member of its investment committee since 2001.  Mr. Ho has served on the board of directors of Lightyear Capital portfolio companies ARGUS Software, Inc. and Athilon Group Holdings Corp.

Steven J. Lerner, Ph.D. (57)
Steven J. Lerner, Ph.D. has served as a Vice Chairman of Piedmont since he co-founded the company in 2009. Dr. Lerner has served as the Executive Chairman of Capstrat since 2000.  Dr. Lerner served as Chairman of Yankelovich, Inc., a consumer research firm, from  2000-2008.

A. Wellford Tabor (43)
A. Wellford Tabor has served as a director of Piedmont since 2009.  Mr. Tabor has been the Managing Partner of Keeneland Capital since May 2009. Prior to that, Mr. Tabor was a Partner at Wachovia Capital Partners, where he worked since 2000.

Nicolas Zerbib (40)
Nicolas Zerbib joined Piedmont’s board of directors in November 2011.  Mr. Zerbib has served as a Senior Principal of Stone Point Capital LLC since 1998 and is a member of its investment committee.  Mr. Zerbib has served as a director of several Stone Point Capital portfolio companies, including Amherst Holdings, LLC, Edgewood Partners Holdings, LLC, Freepoint Commodities LLC, Higginbotham Insurance Agency, Inc., NXT Capital, LLC, Preferred Concepts LLC, Privilege Underwriters, Inc. and StoneRiver Holdings, L.P. From 2005 to 2007, Mr. Zerbib served as director for James River Group, Inc.

David Brody (61)
David Brody joined Piedmont’s board of directors in November 2011.  Mr. Brody is the managing partner of Brody Associates, a real estate development company, which position he has held for over ten years.  He is the outgoing Chairman of the Board of Trustees of East Carolina University and is President of The Brody Brothers Foundation.  Mr. Brody was a founding board member of the Little Bank, Kinston, NC.

Scott Custer (54)
Scott Custer has served as Chief Executive Officer and as a director of Piedmont since 2009. Prior to that, Mr. Custer served as Chairman and Chief Executive Officer of RBC Centura Bank, a position he held since 2004.

Piedmont’s director designees will assume office as of the closing date of the Investment and, upon assuming office, Piedmont’s director designees will thereafter constitute a majority of Crescent’s board of directors. It is anticipated that this step will be accomplished at a meeting or by written consent to action without a meeting of Crescent’s board of directors providing that the size of the Board will be increased to twelve members, that five current members of Crescent’s board will resign and that, immediately following such action, the eight resulting vacancies will be filled by Piedmont’s designees.

The following table sets forth information (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history) with respect to the executive officers of Piedmont (other than Mr. Custer whose information is set forth above in the director designee table). Unless otherwise noted, the business address of each executive officer is c/o Piedmont Community Bank Holdings, Inc., 4711 Six Forks Road, Suite 2B, Raleigh, NC 27609.  All executive officers listed are United States citizens, other than Lee Roberts, who is a citizen of Papua, New Guinea.

Name	Present Principal and Five-Year Employment History

Jonathan Hornaday (35)
Jonathan Hornaday has served as the Director of Strategy and Corporate Development of Piedmont since 2009.  Prior to that, he was an Associate at Cherokee Investment Partners, which he joined in 2007.  Prior to joining Cherokee Investment Partners, Mr. Hornaday attended Kellogg Business School.

Steve Jones (43)
Steve Jones has served as the Head of Sales and Market Management of Piedmont since 2010.  Mr. Jones also has served as Director, President and Chief Executive Officer of VantageSouth Bank, a community bank based in North Carolina and subsidiary of Piedmont, a position he has held since 2010. From 2009 to 2010, Mr. Jones served as Executive Vice President and Chief Operating Officer of First American Financial Management Company, a proposed bank holding company.  Prior to that, Mr. Jones spent over 10 years working at RBC Bank in a variety of leadership roles, including Regional Manager (Personal and Business Banking – Eastern Sandhills Region), Regional President (Florida Personal and Business Banking), President (Personal and Business Banking), and most recently, President (Carolinas and Virginia).

Lee Roberts (43)
Lee Roberts has served as a Managing Director of Piedmont since 2010.  Prior to that, he was a partner at Oaklane Capital, which he joined in 2009.  Prior to Oaklane, he was a partner at Cherokee Investment Partners, which he joined in 2006.

David Shipp (55)
David Shipp has served as Chief Credit Officer of Piedmont since May 2011.  Prior to that, Mr. Shipp was Executive Vice President and Chief Credit Officer for North State Bank beginning in 2007.  Previously, Mr. Shipp was Senior Vice President and Senior Credit Officer with First Union National Bank (which subsequently was acquired by Wachovia Bank, N.A.) where he began working in 1987.

CERTAIN INFORMATION CONCERNING CRESCENT

The authorized capital stock of Crescent consists of 40,000,000 shares of common stock, par value $1.00 per share and 5,000,000 shares of preferred stock, no par value, having such rights, privileges and preferences as the board of directors shall from time to time designate.

As of November 4, 2011, there were 9,662,059 shares of Crescent common stock issued and outstanding. Each share of Crescent common stock entitles the record holder to one vote on all matters submitted to a vote of shareholders.

As of November 4, 2011, there were 24,900 shares of the Company’s fixed rate cumulative perpetual preferred stock, series A (the “Series A Preferred Stock”) outstanding and owned of record by the U.S. Treasury.  The Series A Preferred Stock is non-voting, except to the extent otherwise required by law.

Beneficial Ownership of Crescent Common Stock

As of November 4, 2011, no shareholder known to management beneficially owned more than 5% of the Company’s common stock, except as listed in the following table.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP		PERCENT OF CLASS(3)

James A. Lucas, Jr. 4909 Western Blvd., Suite 200 Raleigh, NC 27606	558,314	(8)	5.78

Kenneth A. Lucas 7424 Chapel Hill Road Raleigh, NC 27607	489,914	(9)	5.07

As of November 4, 2011, the beneficial ownership of the Company’s common stock, by directors and executive officers individually, and as a group, was as follows:

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(1)(2)		PERCENT OF CLASS(3)

Brent D. Barringer Cary, NC	135,283	(4)	1.40

W. Keith Betts Wilmington, NC	56,983		0.59

William H. Cameron Wilmington, NC	79,839	(5)	0.83

Michael G. Carlton Cary, NC	113,116	(6)	1.17

Bruce W. Elder Cary, NC	29,802		0.31

Thomas E. Holder, Jr. Cary, NC	30,755	(7)	0.32

James A. Lucas, Jr. Raleigh, NC	558,314	(8)	5.78

Kenneth A. Lucas Garner, NC	489,914	(9)	5.07

Charles A. Paul, III Wilmington, NC	142,390	(10)	1.47

Francis R. Quis, Jr. Cary, NC	90,066	(11)	0.93

Jon S. Rufty Cary, NC	81,635	(12)	0.84

Ray D. Vaughn Raleigh, NC	25,680		0.27

Stephen K. Zaytoun Raleigh, NC	36,110		0.37

All Directors and Executive Officers as a Group (13 persons)	1,869,887		19.34

(1)
Except as otherwise noted, to the best knowledge of the Company’s management, the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned other than the following shares as to which such powers are shared jointly with the individual’s spouse: Mr. Barringer –  67,571 shares; Mr. Carlton – 45,674 shares; and Mr. Elder – 19,802 shares.

(2)
Included in the beneficial ownership tabulations are the following options to purchase shares of common stock of the Company exercisable within 60 days of November 4, 2011: Mr. Betts – 15,317 shares; Mr. Cameron – 4,461 shares; Mr. Paul – 37,106 shares; Mr. Quis – 13,019 shares; and Mr. Vaughn – 12,650 shares.

(3)
The calculation of the percentage of class beneficially owned by each individual and the group is based on the sum of (i) a total of 9,662,059 shares of common stock outstanding as of November 4, 2011, and (ii) options to purchase shares of common stock which are exercisable within 60 days of November 4, 2011, where applicable.

(4)	Includes 13,053 shares held in Mr. Barringer’s spouse’s SEP/IRA account. Includes 67,541 shares pledged as collateral.

(5)	Includes 14,112 shares held by Mr. Cameron as trustee for his children’s trust.

(6)	Includes 2,532 shares held by Mr. Carlton’s spouse individually.

(7)	Includes 835 shares held by Mr. Holder as custodian for minor children.

(8)
Includes 148,887 shares held indirectly through a limited liability company of which Mr. James Lucas has a 33.33% membership interest, 80,600 shares held indirectly through a limited liability company of which Mr. James Lucas has a 50% membership interest membership interest and 1,689 shares held indirectly through a corporation of which Mr. James Lucas has a 29% interest. Such shares are also attributed to Mr. Kenneth Lucas as set forth in footnote 9 below. The combined voting power of Messrs. James and Kenneth Lucas is actually 8.40%, inclusive of all stock options exercisable within 60 days of November 4, 2011.  Also includes 7,060 shares held indirectly through an investment club of which Mr. James Lucas has a 5.88% interest.

(9)
Includes 148,887 shares held indirectly through a limited liability company of which Mr. Kenneth Lucas has a 33.33% membership interest, 80,600 shares held indirectly through a limited liability company of which Mr. Kenneth Lucas has a 50% membership interest and 3,498 shares held indirectly through a corporation for which Mr. Kenneth Lucas serves as President. Such shares are also attributed to Mr. James Lucas as set forth in footnote 8 above. The combined voting power of Messrs. James and Kenneth Lucas is actually 8.40%, inclusive of all stock options exercisable within 60 days of November 4, 2011.  Includes 232,985 shares pledged as collateral.

(10)	Includes 2,922 shares owned individually by Mr. Paul’s spouse and 51,008 shares owned by a business Mr. Paul controls.

(11)	Includes 1,842 shares held individually by Mr. Quis’ spouse.

(12)	Includes 8,716 shares held individually by Mr. Rufty’s spouse.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF CRESCENT

The Company’s Bylaws provide that its Board of Directors shall consist of between seven and fifteen members, as determined by the Board of Directors or the shareholders.  The Board of Directors has set the number of directors of the Company at nine.

Name and Age	Director Since(1)	Term Expires	Principal Occupation and Business Experience During the Past Five Years

Brent D. Barringer (52)	1998	2012	Attorney and Partner, Barringer Law Firm, LLP, Cary, NC

William H. Cameron (57)	2002(2)	2011	President, Cameron Management, Inc., Principal, Cameron Company, Wilmington, NC (real estate, equity investments and management)

Michael G. Carlton (50)	1998	2011	President and Chief Executive Officer, Crescent Financial Corporation and Crescent State Bank, Cary, NC, 1998-Present

James A. Lucas, Jr. (60)	1998	2011	Partner, James A. Lucas and Company, LLP, Certified Public Accountants, Raleigh, NC

Kenneth A. Lucas (57)	1998	2012
President and Chief Executive Officer, The Tar Heel Companies of North Carolina, Inc., Raleigh, NC (real estate property management and development); Secretary-Treasurer, Carolina Janitorial and Maintenance Supply, Inc., 1995-Present; President and Chief Executive Officer, Tar Heel Commercial Realty, Inc., Raleigh, NC

Charles A. Paul, III (46)	2002(2)	2012	Managing Partner, Harbor Island Partners, LLC, Wilmington, NC (private equity)

Francis R. Quis, Jr. (61)	2000(3)	2012	Owner and President, Quis Machinery, Inc., Southern Pines, NC (industrial machinery distributor)

Jon S. Rufty (57)	1998	2013	Owner and President, Rufty Homes, Inc., Cary, NC (residential construction company)

Stephen K. Zaytoun (53)	1998	2013	Owner and President, Zaytoun & Associates, Inc., Cary, NC (insurance agency)

(1)	Includes service as a director of Crescent State Bank which reorganized into the bank holding company form of organization in 2001. Each director also serves as a director of Crescent State Bank.

(2)	Includes former service as a director of Port City Capital Bank, Wilmington, North Carolina. The Company acquired Port City Capital Bank on August 31, 2006.

(3)	Includes former service as a director of Centennial Bank, Southern Pines, North Carolina. The Company acquired Centennial Bank on August 29, 2003.

Set forth below is certain information regarding the current executive officers of Crescent and the Bank.

NAME	AGE	POSITION WITH COMPANY	BUSINESS EXPERIENCE

Michael G. Carlton	50	President, Chief Executive Officer, and Director of Company and Crescent State Bank	President and Chief Executive Officer, Crescent Financial Corporation and Crescent State Bank, Cary, NC, 1998-Present.

Bruce W. Elder	49	Vice President and Secretary of Company and Senior Vice President and Chief Financial Officer of Crescent State Bank	Vice President and Secretary, Crescent Financial Corporation and Senior Vice President and Chief Financial Officer, Crescent State Bank, Cary, NC, 1998-Present.

Thomas E. Holder, Jr.	52	Senior Vice President and Senior Credit Officer of Crescent State Bank	Senior Vice President and Senior Credit Officer, Crescent State Bank, Cary, NC, 1998-Present.
W. Keith Betts	54	Executive Vice President and Market President of Crescent State Bank	Executive Vice President and Market President, Crescent State Bank, 2007 – Present; President and Chief Executive Officer, Port City Capital Bank, Wilmington, NC, 2002 – 2007.

Ray D. Vaughn	59	Senior Vice President and Chief Operating Officer of Crescent State Bank
Senior Vice President and Chief Operating Officer, Crescent State Bank, Cary, NC, 2005-Present; Senior Vice President/Senior Banking Executive, Bank of America, 2002-2005; Senior Vice President/Regional Managing Director, Wachovia Bank, NA, 1976-2002.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Crescent’s Bylaws provide that its board of directors shall consist of between seven and fifteen members, as determined by the board of directors or the shareholders.  The Board of Directors currently consists of nine members.  Directors are currently elected for staggered terms of three-years or until each respective director’s successor is duly elected and qualified.

Director Qualifications/Independence

In evaluating nominees for director, Crescent’s nominating committee values community involvement and experience in finance or banking including prior service as an officer or director of an entity engaged in the financial services business, although such experience is not a prerequisite for nomination.  The committee also weighs diversity in its identification of candidates for director, including diversity of background, experience and expertise.

Our nominating committee is responsible for recommending director nominees to the board of directors.

A description of the specific experience, qualifications, attributes, or skills that led to the conclusion that each of the directors should serve as a director of the Company is presented below. Each of these directors brings a unique perspective and set of qualifications to the Board of Directors and each is involved in their local community and our market area through their professional pursuits and civic involvement. Many of the Company’s directors have attended the North Carolina Bank Directors’ College, a program initiated by the North Carolina Office of the Commissioner of Banks to keep bank directors current on key banking issues.

Brent D. Barringer, 52, is a founding director of the Company.  Mr. Barringer is an attorney and partner with Barringer Law Firm, LLP, Cary, North Carolina.  His areas of practice concentrate in corporate and business law, commercial real estate, and residential development.  Prior to founding Barringer Law Firm in 1986, Mr. Barringer served as a Law Clerk to Senior Judge Eugene A. Gordon, U.S. District Court, Middle District of North Carolina.  Graduating with highest honors, Mr. Barringer received a B.S. degree in Business Administration from the University of North Carolina at Chapel Hill in 1981, followed by a Juris Doctor degree from the University of North Carolina School of Law in 1984. Mr. Barringer has served as Chairman of the Board of Directors of the Cary Chamber of Commerce, as Cary’s representative on the Wake County Economic Development Commission, and as board member of the N.C. Housing Finance Agency.  Mr. Barringer is currently serving in his second term as a member of the University of North Carolina (System) Board of Governors and has served as chair or co-chair of numerous committees for that board.  Mr. Barringer also currently serves on the Centennial Authority of the RBC Center and was a founding member of that Authority at its inception in 1995.

William H. Cameron, 57, a director of the Company since 2006, was a founding director of Port City Capital Bank (2002) prior to its acquisition by Crescent in 2006.  Mr. Cameron has extensive executive experience in corporate and real estate finance, real estate development, and private equity.  He has been President of Cameron Management, Inc. since 2000 and has held leadership positions in a number of businesses over the last 25 years.  Mr. Cameron served as Chief Operating Officer of Atlantic Telecasting Corporation, the NBC television affiliate in Wilmington, North Carolina. Mr. Cameron holds a B.S. in Business Administration and a Juris Doctor degree from the University of North Carolina at Chapel Hill.  He has successfully completed the North Carolina Bank Directors’ College and has participated in numerous Advanced Bank Directors’ College programs.  As an active business, civic and charitable leader, Mr. Cameron serves on the board of numerous organizations including Cape Fear Memorial Foundation and Champion McDowell Davis Foundation.  He is president of the Dan Cameron Family Foundation, Inc. which has made significant contributions to the economic and cultural development of the Wilmington area.

Michael G. Carlton, 50, has served as President, Chief Executive Officer and Board member since inception of the Company and the Bank in 1998.  He, along with ten other directors, founded Crescent State Bank.  Mr. Carlton oversees both the day-to-day operations, as well as the Bank’s strategic growth.  As a second-generation banker, Mr. Carlton has 27 years of extensive experience in bank management.  His educational background includes successful completion of the North Carolina Bank Directors’ College, an intensive training program for bank directors, and participation in numerous Advanced Bank Directors’ College programs.  Mr. Carlton holds a Bachelor of Science in Finance degree from Elon University.  He has held numerous leadership positions in the North Carolina Bankers Association (NCBA) including service as a member of NCBA’s Board of Directors and Executive Committee.  Mr. Carlton is past Provost for NCBA’s 2010 North Carolina School of Banking.  As an active leader in his community, Mr. Carlton currently serves on The Salvation Army of Wake County’s Advisory Board and is active in a number of civic and charitable organizations.  In 2008 Mr. Carlton was selected by Business Leader magazine as an Impact Business Leader.

James A. Lucas, Jr. 60, is a founding director of the Company.  Mr. Lucas, a Certified Public Accountant, is managing partner of James A. Lucas and Company, LLP, a private accounting firm established in 1966 by his father.  Mr. Lucas joined the family firm in 1974 and became managing partner in 1985.  He holds a Bachelor of Science degree from the University of North Carolina at Chapel Hill.  He was certified as a CPA in 1975.  Mr. Lucas successfully completed the North Carolina Bank Directors’ College, an intensive training program for bank directors, and has participated in other bank-related continuing education courses.  Mr. Lucas has 36 years of experience in corporate finance, accounting, tax, and auditing of businesses in various industries.  He is a member of the American Institute of Certified Public Accountants and the North Carolina Association of Certified Public Accountants.  Mr. Lucas currently serves on the Board of Visitors of the University of North Carolina at Chapel Hill.

Kenneth A. Lucas, 57, is a founding director of the Company and current Chairman of Directors Loan Committee.  Mr. Lucas has extensive experience in the development and management of income-producing real estate in North Carolina.  Since 1994 Mr. Lucas has been President and Chief Executive Officer of The Tar Heel Companies of North Carolina, Inc., a real estate property management and development firm founded in 1976 by his father.  He also serves as President and Chief Executive Officer of Tar Heel Commercial Realty, Inc., is a manager/member of Tar Heel Express Maintenance and Supply, LLC and serves as Secretary/Treasurer of Carolina Janitorial and Maintenance Supply, Inc.  Mr. Lucas is a licensed Real Estate Broker and Property and Casualty Insurance agent in North Carolina.  In 2004 Mr. Lucas successfully completed the North Carolina Bank Directors’ College, a training program for Bank Directors and has completed several Advanced Directors’ College programs.  Mr. Lucas is a director of the Windemere Home Owners Association in North Myrtle Beach, South Carolina and a director of Eastwood Property Group, LLC, in Wilmington, North Carolina.

Charles A. Paul, III, 46, a director of the company since 2006, was a founding director of Port City Capital Bank (2002) prior to its acquisition by Crescent State Bank in 2006.  Mr. Paul has been the Managing Partner of Harbor Island Partners, LLC, a private equity firm headquartered in Wilmington, North Carolina, since 2000.  Prior to the formation of Harbor Island Partners, LLC, Mr. Paul was a partner at Arnolt Partners, LLC, a private equity firm headquartered in Indianapolis, Indiana.  Mr. Paul has been responsible for managing private equity investments in a diverse mix of industry and product/service company holdings, including finance, media, publishing, health-care, manufacturing, retailing and real estate industries.  Prior to his tenure at Arnolt Partners, LLC, Mr. Paul worked in the investment banking industry, principally specializing in the distressed securities area.  Mr. Paul spent his investment banking tenure working in Manhattan, New York, and was previously employed by Merrill Lynch & Co., Colony Capital, LLC and Salomon Brothers, Inc.  Mr. Paul holds a Bachelor of Arts Honors Degree in Economics from Holy Cross College and a Masters in Business Administration from Harvard University.  He successfully completed the North Carolina Bank Directors’ College, an intensive training program for bank directors, and has participated in Advanced Directors’ College programs.  Mr. Paul currently serves on the Board of Trustees of Cape Fear Academy, the Executive Committee of Bald Head Island Limited, LLC, the Board of Cape Fear Council Boy Scouts of America (Mr. Paul is an Eagle Scout), and on the Board of the University of North Carolina at Wilmington Cameron School of Business.

Francis R. Quis, Jr., 61, a director of the Company since 2003, formerly served as a director of Centennial Bank (2000-2003) prior to its acquisition by Crescent State Bank.  Mr. Quis is President and Owner of Quis Machinery, Inc. a distributorship serving the Carolinas, Virginia and Eastern Tennessee.  As the owner of a privately held business, Mr. Quis has over 30 years of management experience.  In addition to his involvement in the local economy as a business owner, Mr. Quis is an active leader in municipal government.  He has served as a council member and is former Mayor of the Town of Southern Pines, North Carolina.  Mr. Quis currently serves on the board of The Sandhills Community College Foundation, Inc. and is active in numerous civic and charitable organizations.

Jon S. Rufty, 57, is a founding director of the Company.  Mr. Rufty is owner and president of Rufty Homes, Inc., a residential construction company noted for personalized quality, as well as designing and building high performance, customized homes that focus on energy efficiency, green building and health-conscious construction.  Mr. Rufty holds a Business Management degree, with a concentration in economics and marketing, from North Carolina State University.  He has completed several Advanced Directors’ College programs. During his 22 years in the residential construction industry Mr. Rufty has received numerous awards, including four separate awards as Home Builder of the Year presented by the Home Builders Association and TSMC of Wake, Durham, Chatham and Orange Counties.  Mr. Rufty is the creator of nationally recognized HealthyHouse™ which focuses on green building and was co-sponsored by American Lung Association. He has held numerous leadership positions in the Home Builders Association of Wake County, including serving as President and as a member of the Board of Directors.  As an active civic and charitable leader, Mr. Rufty was builder of Duke Children’s Hospital Charity House with proceeds donated to Duke Children’s Hospital, Durham, North Carolina.  Mr. Rufty is currently active with Make-A-Wish Charity House and serves on the Board of Advisors for North Carolina State University’s College of Management.

Stephen K. Zaytoun, 53, is a founding director of the company.  Mr. Zaytoun is Owner and President of Zaytoun & Associates, Inc., an insurance agency and employee benefit consulting firm based in Cary, North Carolina.  A Chartered Life Underwriter (CLU), Mr. Zaytoun has over 30 years of management experience in the insurance industry.  He holds a business and finance degree from the University of North Carolina-Chapel Hill.  Mr. Zaytoun is active in numerous business, civic and cultural organizations.  He has served as a member of the North Carolina Aeronautics Council.  From 2001-2005 Mr. Zaytoun served as Treasurer of North Carolina Citizens for Business and Industry (NCCBI), a nonpartisan, nonprofit organization representing more than 2,000 companies statewide.  He has served on the Board of the Raleigh Convention & Visitors Bureau, is an active member of the Cary Chamber of Commerce and the YMCA of the Triangle.  As an Eagle Scout, Mr. Zaytoun remains active in the Boy Scouts of America program.  Mr. Zaytoun is a member of the Board of Trustees of Cardinal Gibbons High School and currently serves on the Tryon Palace Commission which supports the historic preservation of North Carolina’s first capital and governors’ mansion located in New Bern, North Carolina.

Director Relationships

Only one family relationship on the Board of Directors exists.  James A. Lucas, Jr. and Kenneth A. Lucas are brothers.  No director is a director of any other company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) thereof, or any company registered as an investment company under the Investment Company Act of 1940.

No director or executive officer, or any associate of any such director or executive officer, is a party adverse to us, or has a material interest adverse to us, in any legal proceeding.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors is led by a chairman. At present, the positions of principal executive officer and chairman are held by different persons. The Board does not have a formal policy as to whether the roles of chairman and principal executive officer should be separate. At this time, the Board has determined that separating these roles and having an independent director serve as chairman of the Board is in the best interests of the Company and its shareholders and that this division of responsibility facilitates communication between the Board and executive management and is appropriate given the legal and regulatory requirements applicable to the Company.

Under North Carolina law, the Board of Directors is responsible for managing the business and affairs of the Company, including the oversight of risks that could affect the Company. Although the full Board has responsibility for the general oversight of risks, it primarily conducts its risk oversight function through committees, including the audit committee and the compensation committee, as described below, as well as other committees. The loan committee is responsible for oversight of credit risk and lending policies. The asset-liability committee is responsible for oversight of interest rate risk and liquidity risk. Given the important role of information technology in the Company’s operations and customer service, the Board has established an information technology committee to monitor risks associated with our information technology systems. Each of these committees meets regularly and provide reports of their activities and conclusions to the full Board, which is responsible for reviewing and ratifying the actions of the committees.

Meetings and Committees of the Board of Directors

The Company’s Board of Directors held thirteen meetings during 2010. Each director attended 75% or more of the aggregate number of meetings of the Board of Directors and any committees on which he served.  The Company does not have a formal policy regarding director attendance at meetings of shareholders, however, each director is encouraged to attend shareholder meetings.

The Company’s Board of Directors has several standing committees including an Audit Committee, Compensation Committee, Executive Committee and Nominating Committee.

Audit Committee. The current members of the Audit Committee are Charles A. Paul, III (chair), William H. Cameron, James A. Lucas, Jr., and Francis R. Quis, Jr.   The Audit Committee met six times during 2010.  The Audit Committee has adopted a formal written charter which is available on the Company’s website at www.crescentstatebank.com.

The Company’s common stock is listed for quotation on the Nasdaq Global Market and the Audit Committee members are “independent” and financially literate as defined by the Nasdaq listing standards. The Board of Directors has determined that James A. Lucas, Jr., a member of the Audit Committee, meets the requirements of the SEC for qualification as an “audit committee financial expert.” An audit committee financial expert is defined as a person who has the following attributes: (i) an understanding of generally accepted accounting principles (“GAAP”) and financial statements; (ii) the ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that are of the same level of complexity that can be expected in the registrant’s financial statements, or experience supervising people engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

The Audit Committee is responsible for receiving and reviewing the annual audit report of the Company’s independent auditors and reports of examinations by bank regulatory agencies, and helps formulate, implement, and review the internal audit programs of the Company.  The Audit Committee assesses the performance and independence of the Company’s independent auditors and recommends their appointment and retention.

Compensation Committee.  The current members of the Compensation Committee are Stephen K. Zaytoun (Chair), Brent D. Barringer, and James A. Lucas, Jr. The Compensation Committee met three times during 2010.  The Compensation Committee has a charter, which is available at www.crescentstatebank.com. The Compensation Committee reviews and recommends to the Board the annual compensation, including salary, equity-based grants, incentive compensation, and other benefits for senior management and other Company and subsidiary employees. The Compensation Committee meets on an as needed basis to review the salaries and compensation programs required to attract and retain the Company’s executive officers.  The Committee approves the compensation of the executive officers and recommends for approval the compensation of the chief executive officer to the Board of Directors.  The Board of Directors ratifies the compensation of the executive officers and approves the compensation of the chief executive officer.  Mr. Carlton makes recommendations to the Committee regarding the compensation of the other executive officers of the Company and its subsidiaries.  The salary of each of the Company’s executive officers is determined based upon the executive officer’s experience, managerial effectiveness, contribution to the Company’s overall profitability, maintenance of regulatory compliance standards and professional leadership.  The Committee also compares the compensation of the Company’s executive officers with compensation paid to executives of similarly situated bank holding companies, other businesses in the Company’s market area and appropriate state and national salary data.  These factors were considered in establishing the compensation of the executive officers during the fiscal year ended December 31, 2010.  All executive officers of the Company, including Mr. Carlton, are eligible to receive discretionary bonuses or non-equity incentive awards declared by the Board of Directors.  The amount of such bonuses and incentive payments is based upon the Company’s budget and the attainment of corporate goals and objectives.  Finally, the interests of the Company’s executive officers are aligned with that of its shareholders through the use of equity-based compensation, historically through grants of stock options with exercise prices established at the fair market value of the Company’s common stock at the time of grant, and also with restricted stock, long term incentive compensation units or stock appreciation rights as permitted under the Company’s 2006 Omnibus Stock Ownership and Long-Term Incentive Plan.

In reviewing and recommending annual compensation, the Committee must also ensure compliance with certain rules and restrictions on executive compensation applicable to the Company as a result of its participation in the U.S. Department of the Treasury’s Capital Purchase Program, which is part of the Troubled Asset Relief Program or “TARP.” Additional information on these restrictions can be found under the heading “Restrictions on Executive Compensation” in this Information Statement. The Compensation Committee does not delegate any of its authority as set forth in its charter to any other persons.

Nominating Committee.  The current members of the Nominating Committee are James A. Lucas, Jr., Brent D. Barringer, Francis R. Quis, Jr., and Jon S. Rufty.  The Nominating Committee met once during 2010.  The duties of the Nominating Committee are: (i) to assist the Board of Directors, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next meeting of shareholders at which directors are to be elected; (ii) to assist the Board of Directors by identifying individuals qualified to become Board members, in the event a vacancy on the Board exists and that such vacancy should be filled; and (iii) to recommend to the Board of Directors, on an annual basis, director nominees for each Board committee, in the event the chairperson of the Board of Directors delegates such responsibility to the Nominating Committee.

The members of the Nominating Committee are “independent” as defined by Nasdaq listing standards.  The bylaws of the Company state that candidates may be nominated for election to the Board of Directors by the Nominating Committee or by any shareholder of the Company’s common stock.  It is the policy of the Nominating Committee to consider all shareholder nominations. Shareholder nominations must be submitted to the Nominating Committee in writing on or before September 30th of the year preceding the Annual Meeting at which the nominee would stand for election to the Board of Directors and must be accompanied by each nominee’s written consent to serve as a director of the Company if elected. The bylaws of the Company require that all nominees for director, including shareholder nominees, have business, economic or residential ties to the Company’s market area and have owned at least 1,000 shares of the Company’s common stock for a period of twelve months preceding the date of the nomination with a commitment to own at least 5,000 shares of the Company’s common stock by the end of the third year of service as a director.  In evaluating nominees for director, the Nominating Committee values community involvement and experience in finance or banking including prior service as an officer or director of an entity engaged in the financial services business, although such experience is not a prerequisite for nomination.   The Nominating Committee has adopted a formal written charter which is available at www.crescentstatebank.com. The Nominating Committee Charter was amended in February 2010 to provide that the committee shall consider diversity in its identification of background, experience and expertise.  The Committee is currently developing processes to implement, and monitor the effectiveness of, this requirement.  There were no material changes to the procedures by which security holders may recommend nominees to the registrant’s board of directors during 2010.

Section 16(a) Beneficial Ownership Reporting Compliance

Directors and executive officers of the Company are required by federal law to file reports with the SEC regarding the amount of and changes in their beneficial ownership of the Company’s common stock.  To the best of the Company’s knowledge, all such ownership reports have been timely filed; except that six reports, one each for Michael G. Carlton, Bruce W. Elder, Thomas E. Holder, Jr., Ray D. Vaughn, W. Keith Betts and Brent D. Barringer, covering an aggregate of seven transactions, were filed late.

Director Independence

With the exception of Mr. Carlton, each member of the Company’s Board of Directors is “independent” as defined by Nasdaq listing standards and the regulations promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).  In making this determination the Board considered insider transactions with directors for the provision of goods or services to the Company and its subsidiary bank. All such transactions were conducted at arm’s length upon terms no less favorable than those that would be available from an independent third party.

Code of Ethics

The Company has adopted a Code of Ethics that applies, among others, to its principal executive officer and principal financial officer.  The Company’s Code of Ethics is available at www.crescentstatebank.com.

Shareholder Communications

The Company does not currently have a formal policy regarding shareholder communications with the board of directors; however, any shareholder may submit written communications to Bruce W. Elder, Corporate Secretary, 1005 High House Road, Cary, North Carolina 27513, whereupon such communications will be forwarded to the board of directors if addressed to the board of directors as a group or to the individual director or directors addressed.

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

The following table shows the cash and certain other compensation paid to or received or deferred by the Company’s principal executive officer and its next two most highly compensated executive officers for services in all capacities during 2010 and 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation		Total

Michael G. Carlton	2010	$320,000	—	$58,650	—	—	$241,806	$51,634	(2)(3)	$672,090
President and CEO	2009	320,000	—	—	—	—	193,327	57,078	(2)(3)	570,405

W. Keith Betts	2010	$189,875	—	$7,820	—	—	$41,672	$21,185	(2)(6)	$260,552
Market President and	2009	189,875	—	—	—	—	37,800	20,970	(2)(6)	248,645
Executive Vice President

Ray D. Vaughn	2010	$184,000	—	$7,820	—	—	$71,155	$25,818	(2)(6)	$288,793
Chief Operations	2009	184,000	—	—	—	—	64,852	30,630	(2)(5)	279,482
Officer and Senior Vice President

(1)
Calculated in accordance with FASB ASC Topic 718 and represents the fair value of each restricted stock or stock option award based on the market price of the Company’s common stock on the date of grant of such award; the values do not represent actual cash compensation earned.

(2)	Includes 401(k) matching contributions, director fees, where applicable, and premiums paid on the executive’s behalf for medical, disability, dental and life insurance.

(3)	Total perquisites for 2009 exceeded $10,000 and were comprised of a car allowance of $17,211 and club dues of $4,367.

(4)	Total perquisites for 2010 exceeded $10,000 and were comprised of a car allowance of $14,258 and club dues of $4,935.

(5)	Total perquisites for 2009 exceeded $10,000 and were comprised of club dues of $14,425.

(6)	Total perquisites did not exceed $10,000.

Restrictions on Executive Compensation

The Company is a participant in the U.S. Department of the Treasury’s TARP Capital Purchase Program.  On January 9, 2009, the Company issued and sold to the Treasury shares of its preferred stock and a warrant to purchase common stock for an aggregate purchase price of $24.9 million in cash.  In connection with the Treasury’s investment, the Company is required to place limitations on the compensation of its senior executive officers, applicable in certain situations.  In that regard, each of Messrs. Carlton, Elder, Holder, Vaughn and Betts executed a waiver whereby the executive voluntarily released the Company from any and all obligations to pay compensation prohibited by federal law and waived any present or future claims against the Company for any changes to the executive’s regular, bonus or incentive compensation or benefit-related arrangements, agreements, or policies and any other changes required to be made by the Treasury.  These officers have also entered into executive compensation modification agreements to ensure the Company’s compliance with the laws and regulations governing the Company’s participation in the TARP Capital Purchase Program.  Furthermore, the American Recovery and Reinvestment Act of 2009 imposes additional restrictions on Mr. Carlton as the Company’s most highly compensated employee. Specifically, the Company is prohibited from paying or accruing any bonus, retention award or incentive compensation to Mr. Carlton during the time the Treasury holds its investment in the Company, subject to application of Section 30.14 (Q-14(a)) of the Interim Final Rule promulgated by Treasury.  These executive compensation restrictions will no longer be applicable to the Company following the closing of the Investment as a result of the acquisition of the Company by Piedmont.

Executive Employment Agreements

The immediately following discussion summarizes the executive compensation arrangements of certain executives of the Company.  While these arrangements remain in effect today, the Company’s compensation arrangements have been modified in connection with the terms of the Investment Agreement with Piedmont.  Additional discussion regarding these changes are contained below under the heading entitled “Contingent Employment Agreements.”

As of September 2008, the Company entered into new employment agreements with each of Michael G. Carlton, President and Chief Executive Officer of the Company and Crescent State Bank (the “Bank”), Bruce W. Elder, Vice President and Principal Accounting Officer of the Company and Senior Vice President and Chief Financial Officer of the Bank, Ray D. Vaughn, Senior Vice President of the Bank and Thomas E. Holder, Jr., Senior Credit Officer of the Bank.  The Company has also entered into an employment agreement, dated as of December 29, 2008, with W. Keith Betts, Executive Vice President of the Bank. Each of these employment agreements was amended in December 2010 in order to enhance technical compliance with Section 409A of the Internal Revenue Code. The following describes the material terms of the Company’s employment agreements with the executive officers listed in the summary compensation table above (collectively referred to as the “Executives”).

Michael G. Carlton.   Mr. Carlton’s employment agreement provides for a three-year term, which renews automatically for an additional year on each anniversary of the agreement, except that his employment and the agreement terminate upon his attainment of age 65.  The agreement provides that Mr. Carlton is to be appointed to the Board of the Company and the Bank.  It provides for a current base salary of $320,000, the payment of country club dues and a new car for his business and personal use every three years.  The agreement provides indemnification to Mr. Carlton for his services as an officer and director and agrees to maintain liability insurance covering him. In the event he is involuntarily terminated without cause or he voluntarily terminates with good reason, Mr. Carlton is entitled to certain post-termination benefits. In these instances, he will receive (i) his then current base salary for 24 months following termination, (ii) post-termination life and medical insurance coverage until (w) he obtains a new job with coverage, (x) attains age 65, (y) dies or (z) the end of the remaining term of the employment agreement as of the date of the termination, whichever occurs first, (iii) the cash out value of his unvested stock options, and (iv) reimbursement for outplacement expenses and support. Mr. Carlton would also be entitled to the salary continuation and insurance benefits described in clauses (i) and (ii) above in the event that his employment was terminated due to disability. The agreement also includes a non-disclosure provision regarding confidential information of the Company and Bank that survives termination of the employment agreement. Payments under Mr. Carlton’s employment agreement are subject to reduction to the extent, and in the manner described, under the heading “Restrictions on Executive Compensation” above. The original terms of the agreement provide that, upon a change in control of the Company, Mr. Carlton is entitled to a payment equal to three times the sum of his then current base salary plus cash bonuses and incentives awarded as of the end of the year before the change in control with a tax gross-up of this change in control benefit to compensate him for excise taxes that may be owing in such event under Sections 280G and 4999 of the Internal Revenue Code.  This change in control benefit and tax gross-up are not currently in effect, due to the provisions of the waiver executed by Mr. Carlton and delivered to the United States Treasury and the executive compensation modification agreement executed by the Company and Mr. Carlton on January 9, 2009. As a result, had a change in control of the Company occurred on December 31, 2010, Mr. Carlton generally would not have been entitled to receive any change in control benefit or tax gross-up payment.

W. Keith Betts.  Mr. Betts’ employment agreement provides for a three-year term, which renews automatically for an additional year on each anniversary of the agreement, except that his employment and the agreement terminate upon his attainment of age 65.  Mr. Betts’ employment agreement provides for a current base salary of $189,800 and perquisites customary for his position and title, including club dues of up to $750 per month. In the event he is involuntarily terminated without cause or voluntarily terminates with good reason, Mr. Betts is entitled to certain post-termination benefits. In these instances, he will receive (i) 2.5 times his then current base salary (this cash severance is not available if he is terminated following a change in control), (ii) the cash out value of his unvested stock options and (iii) reimbursement for outplacement expenses and support. Payments under Mr. Betts’ employment agreement are subject to reduction to the extent, and in the manner described, under the heading “Restrictions on Executive Compensation” above due to the provisions of the waiver executed by Mr. Betts and delivered to the United States Treasury and the executive compensation modification agreement executed by the Company and Mr. Betts on January 9, 2009. Pursuant to the terms of his employment agreement, Mr. Betts is subject to a non-disclosure provision regarding the confidential information of the Company and Bank that survives termination of the employment agreement. If Mr. Betts is no longer employed with the Company or Bank, he is prohibited from soliciting any employees of the Company or Bank for a period of one year following termination. Mr. Betts is also prohibited from competing directly or indirectly with the Company or Bank in New Hanover County, North Carolina and any contiguous counties for a period of two years if his employment terminates before September 1, 2011 and for one year if his employment terminates after September 1, 2011 but before September 1, 2013. After September 1, 2013, Mr. Betts is no longer subject to the non-compete provisions of his employment agreement. In consideration for this non-compete provision, Mr. Betts received payments of $78,333 on each of September 1, 2006, 2007 and 2008.

Ray D. Vaughn.  Mr. Vaughn’s employment agreement provides for a three-year term, which renews automatically for an additional year on each anniversary of the agreement, except that his employment and the agreement terminate upon his attainment of age 65. Mr. Vaughn’s employment agreement provides for a current base salary of $184,000 and perquisites customary for his position and title. The agreement provides indemnification to Mr. Vaughn for his services as an officer and director and agrees to maintain liability insurance covering him. In the event he is involuntarily terminated without cause, Mr. Vaughn is entitled to certain post-termination benefits.  Mr. Vaughn will receive his then current base salary for 12 months following his termination. This benefit will not be paid if Mr. Vaughn is terminated within 24 months following a change in control and will be reduced if he becomes employed during the 12-month period following termination. Payments under Mr. Vaughn’s employment agreement are subject to reduction to the extent, and in the manner described, under the heading “Restrictions on Executive Compensation” above due to the provisions of the waiver executed by Mr. Vaughn and delivered to the United States Treasury and the executive compensation modification agreement executed by the Company and Mr. Vaughn on January 9, 2009.  Mr. Vaughn is subject to a non-disclosure provision regarding the confidential information of the Company and Bank that survives termination of the employment agreement.  If Mr. Vaughn is no longer employed with the Company or Bank, he is prohibited from soliciting any employees of the Company or Bank for a period of one year following termination.  Mr. Vaughn is also prohibited from competing directly or indirectly with the Company or Bank in Wake County, North Carolina and any contiguous counties and in any county in which the Bank has a branch or loan production office as of the date the agreement was signed or in any county in which the Bank establishes a branch or loan production office during the term of the agreement.  This non-compete provision lasts for a period of two years following Mr. Vaughn’s termination.

The foregoing is a summary discussion of the Employment Agreements.  The Company has filed each of the agreements for Messrs. Carlton, Elder, Betts, Holder, and Vaughn, as well as those with its other executive officers with the Securities and Exchange Commission and such agreements are publically available at www.sec.gov.  Please refer to the complete agreements for more information.  Please see the discussion below under the heading “Contingent Employment Agreements” for discussion of the new employment agreements and other compensation arrangements entered into with the executive officers in connection with the terms and conditions of the Investment Agreement with Piedmont.

401(k) Savings Plan

On April 9, 1999, the Bank adopted the Crescent State Bank Employees’ 401(k) Plan (the “Plan”) effective January 1, 1999.  The Plan provides that employees may elect to defer a portion of their salary, subject to the per year contribution limitations contained in Section 402(g) of the Internal Revenue Code.  The Plan calls for the Bank to make matching contributions equal to 100% of the contributing participant’s first 6% elective deferral.  A participant becomes vested in his or her individual account derived from Bank matching contributions immediately.  Due to the immediate vesting in matching contributions, employees must meet a six month service period prior to becoming an eligible contributing participant.  A minimum age requirement of 18 years applies.

Retirement Benefits

Crescent State Bank has also entered into Amended Salary Continuation Agreements and Endorsement Split Dollar Agreements (the “Salary Continuation Agreements” and the “Split Dollar Agreements,” respectively and collectively, the “Retirement Agreements”) with each of its executive officers. The Salary Continuation Agreements are unfunded, but require the Bank to accrue an amount of benefits to be paid to each Executive upon retirement at age 60 for Mr. Carlton and age 65 for Messrs. Betts and Vaughn and under certain other circumstances such as termination after a “change in control.”  To offset the accruals, the Bank purchased life insurance policies on each Executive, the death benefits of which are designed to help compensate for the liability accruals associated with future retirement payments. The one-time premium payments associated with the purchase of these insurance policies were made in August 2003 and May 2008 and aggregated $12.0 million. The Salary Continuation Agreements provide for each of the Executives to receive monthly payments beginning six months after the Executive’s retirement from the Company at age 60 for Mr. Carlton and age 65 for Messrs. Betts and Vaughn, or, under certain circumstances, six months after the Executive’s early termination or disability. The original terms of the Salary Continuation Agreements provide for a lump sum payment to each of Messrs. Betts and Carlton in the event of change in control or if the Executive’s employment is terminated involuntarily or voluntarily with good reason within 24 months of a change in control of the Company for Mr. Vaughn. These change in control benefits are not currently in effect, however, due to the provisions of the waivers and executive compensation modification agreements executed by the Executives. As a result, had a change in control of the Company occurred on December 31, 2010, the Executives would remain entitled to their vested benefits under the Salary Continuation Agreements, but would not have been entitled to receive any change in control payments under such agreements.

Under the terms of the Split Dollar Agreements, the Bank pays the premiums on a life insurance policy on each Executive’s life and the proceeds of each policy are divided between the Bank and the Executive’s beneficiary.  The beneficiaries of Mr. Carlton are entitled to receive 80% of the “net death proceeds,” and Messrs. Betts’ and Vaughn’s beneficiaries are entitled to receive 100% of the “net death proceeds,” or $500,000, whichever is less. The “net death proceeds” are defined as the total policy proceeds minus the cash surrender value of such policy.  As of December 31, 2010, the “net death proceeds” payable to the beneficiaries of Messrs. Carlton, Betts and Vaughn were valued at $1,739,956, $500,000 and $500,000, respectively.

For purposes of both the Employment Agreements and the Retirement Agreements discussed above, “change in control” has the same meaning as defined in Internal Revenue Code section 409A and rules, regulations and guidance promulgated thereunder.

The foregoing is a summary discussion of the Retirement Agreements.  The Company has filed each of the Retirement Agreements, as amended, for Messrs. Carlton, Betts and Vaughn, as well as those with its other executive officers, with the Securities and Exchange Commission and such agreements are publically available at www.sec.gov.  Please refer to the complete agreements for more information.  The following table presents information regarding the Salary Continuation Agreements.  The pension benefits associated with this plan were frozen at April 30, 2011, as further discussed below under the heading “Contingent Employment Agreements.”

PENSION BENEFITS (As of December 31, 2010)

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year

Michael G. Carlton	Salary Continuation	8	$794,192	$0
W. Keith Betts	Salary Continuation	4	133,835	0
Ray D. Vaughn	Salary Continuation	4	228,637	0

Incentive Awards

The Board, in anticipation that the Company’s financial results for 2010 would not be at levels historically attained by the Company, elected to suspend the management incentive plan for 2010.  As a result, management was not eligible for non-equity incentive awards under any plan or arrangement during 2010 and no such awards were paid.  As of December 31, 2010, 195,879 equity based awards in the form of incentive or nonstatutory stock options, restricted stock grants, long-term incentive units or stock appreciation rights may be issued to directors, officers and employees under the Company’s 2006 Omnibus Plan.

The following table presents information about outstanding equity awards held by the executive officers as of December 31, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards						Stock Awards
Name	No. of Securities Underlying Unexercised Options Exercisable	No. of Securities Underlying Options Unexercisable	Equity Incentive Plan Awards: No. of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	No. of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(1)	Equity Incentive Plan Awards: No. of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested

Michael G. Carlton	—	—	—	—	—	5,000		$11,200	—	—
	—	—	—	—	—	15,000		33,600	—	—

W. Keith Betts	2,877	-0-	—	$3.98	1/19/15	—		—	—	—
	12,440	-0-	—	$5.61	11/16/15	—		—	—	—
	—	—	—	—	—	4,062	(2)	$9,099	—	—
	—	—	—	—	—	5,000		11,200	—	—
	—	—	—	—	—	2,000		4,480	—	—

Ray D. Vaughn	12,650	-0-	—	$11.85	11/15/15	—		—	—	—
	—	—	—	—	—	5,000		$11,200	—	—
	—	—	—	—	—	2,000		4,480	—	—

(1)	Market value based on the per share price of the Company’s stock on December 31, 2010 of $2.24.

(2)	Adjusted for a stock split effected as a 10% stock dividend in May 2007.

None of the Company’s executive officers exercised stock options during the fiscal year ended December 31, 2010.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)

Michael G. Carlton	—	—	5,500	$18,425

W. Keith Betts	—	—	—	—

Ray D. Vaughn	—	—	2,200	$7,370

(1)	Value realized based on the per share price of the Company’s stock on January 22, 2010 of $3.35.

Contingent Employment Agreements

The Investment Agreement requires the Company, the Bank, and each entity’s respective executive officers and certain other employees to take, or consent to, certain actions or amendments designed to modify what benefits such officer or employee would otherwise be entitled to under the existing employment agreements and benefit plans of the Company and the Bank upon consummation of a change in control transaction such as the Investment.  The consummation of the transactions contemplated by the Investment Agreement with Piedmont has and will result in changes to the compensation, benefits and employment agreements of the Company’s executive officers.  In February 2011, the Company and/or the Bank entered into new employment agreements with each of Messrs. Carlton, Elder, Betts, Holder and Vaughn in connection with the Piedmont Investment Agreement.  These employment agreements are contingent upon the closing of the $75  million purchase of Company common stock by Piedmont pursuant to the terms of the Investment Agreement, and, therefore, such contingent agreements are not yet effective.  Each of the contingent employment agreements is filed as an exhibit to the Schedule 14D-9 to which this Information Statement is attached.  Below is a summary of the material changes to the compensation, benefits, and employment agreements of the Company’s executive officers effected in furtherance of the requirements of the Investment Agreement.

Severance Within 12 Months after the Closing of the Investment.  Pursuant to the terms of the new employment agreements, each executive officer would be entitled to certain severance benefits if the Bank terminates the executive’s employment without “cause” or the executive resigns for “good reason” within twelve (12) months following consummation of the Investment.  In such event, each executive officer would be entitled to a lump sum payment equal to one times his annual compensation (three times his annual compensation for Mr. Carlton), reduced by the amount of any retention payment(s) paid under the respective employment agreement. If the closing of the Investment occurs in 2011 and each executive’s employment is terminated, either due to a termination without cause or the executive’s resignation for good reason, immediately following the closing of the Investment and prior to receipt of any retention payment, the estimated lump sum cash severance payments due under the new employment agreements would be: for Mr. Carlton - $960,000, for Mr. Elder - $180,000, for Mr. Betts - $189,800, for Mr. Holder - $170,000, and for Mr. Vaughn - $184,000.  An executive’s right to receive any triggered benefit described in this paragraph would be contingent upon the executive signing a release of claims against the Bank and its affiliates. Mr. Carlton would also become fully vested in any awards under any stock option, stock incentive, or other non-qualified plans, programs, or arrangements if certain contingencies are met. The Bank would also continue to provide health insurance coverage to Mr. Carlton and his eligible dependents covered by the Bank’s group health plan at the time his employment is terminated, either by the Bank without cause or by Mr. Carlton for good reason, on the same terms and conditions provided to active employees.  Such coverage will be provided for the duration of Mr. Carlton’s COBRA coverage period or, if earlier, until he becomes eligible for substantially similar health coverage provided by a subsequent employer.  Additionally, Mr. Carlton would be entitled to retain the automobile provided to him by the Bank at termination of the employment agreement.  If the benefit payments payable to Mr. Carlton upon the termination of his employment following a change in control of the Bank or its affiliates would be subject to the excise tax under Section 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Excise Tax”), the Bank would pay Mr. Carlton an amount equal to the sum of the Excise Tax payable by Mr. Carlton under Code Section 4999 (the “Excise Tax Payment”), and the amount necessary to provide the Excise Tax Payment net of all income, payroll, and excise taxes.

Severance More than Twelve Months After the Closing of the Investment.  If the executive officers’ employment is terminated without cause more than twelve (12) months following consummation of the Investment, and such termination occurs during the term of the employment agreement, the new employment agreements provide for a different severance benefit.  Under that scenario, in the case of each executive other than Mr. Carlton, the applicable executive would be entitled to continued salary installment payments for a period equal to the lesser of twelve months or the remaining term of the employment period under the applicable agreement.  Mr. Carlton would be entitled to a similar benefit under his new employment agreement, with the exception that (i) he would be entitled to continued salary installment payments for a period equal to the lesser of eighteen (18) months or the remaining term of the employment agreement, and (ii) he would be entitled to such continued salary payments if his employment is terminated by the Bank without cause or if he resigns for good reason more than twelve (12) months following the consummation of the Investment.  Additionally, Mr. Carlton would be entitled to retain the automobile provided to him by the Bank. The executives’ right to receive the continued salary payment benefits would also be subject to executive signing a release of any claims against the Bank and its affiliates.

Retention Payments.  The new employment agreements of the executive officers provide the executives with the opportunity to receive retention payments in the event the executives satisfy certain continued service thresholds after the closing of the Investment.  Mr. Carlton and Mr. Elder will each be entitled to a lump-sum cash retention payment of, in the case of Mr. Carlton, $300,000 and, in the case of Mr. Elder, $50,000 if the respective executive remains employed by the Bank on the sixtieth day following the closing of the Investment.  Additionally, each executive officer is entitled to receive lump-sum, cash retention payments if he continues to be employed by the Bank on the first anniversary of the closing of the Investment, with such retention payment amounts being as follows:  for Mr. Carlton - $300,000; for Mr. Elder - $75,000; for Mr. Betts - $75,000; for Mr. Holder - $50,000; and for Mr. Vaughn - $50,000.  The executive’s right to receive the retention payment is subject to executive signing a release of any claims against the Bank and its affiliates.  As discussed above, if the executive becomes entitled to severance under the terms of the new employment agreement within 12 months after the consummation of the Investment, such severance will be reduced by the amount of any retention payments payable to the executive as of the date his employment is terminated.

Freezing of Salary Continuation Benefits; Termination of Plan.  Each of the executive officers has an existing salary continuation agreement with the Bank that provides the executive with certain supplemental retirement benefits upon normal retirement or, in certain instances, upon an early termination of the executive’s employment.  Under the terms of the new employment agreements, the executives consent to the freezing of accruals under their existing salary continuation agreements as of April 30, 2011. Each of the executive officer’s respective salary continuation agreement was amended to effect the freezing of the accrual benefit as of April 30, 2011, and incremental benefits are no longer being accrued under such agreements. Under the terms of the new employment agreements, and subject to any delay in payment that may be necessitated to avoid imposition of a tax on the executives under Section 409A of the Internal Revenue Code of 1986, the Bank has agreed to terminate all of the salary continuation agreements and, if not already paid, pay out the accrual balances to the executives within thirty days of the closing of the Investment.  The salary continuation agreements have also been amended to permit the Bank to unilaterally terminate the agreements; provided, however, such termination shall not reduce the accrual balance under the agreements and, to the extent not already vested, the executives shall be vested and the accrual balances paid out to the executives in the event of such subsequent, unilateral termination by the Bank.  If the Investment is consummated, and if all of the Bank’s existing salary continuation agreements (including any other existing salary continuation agreement between the Bank and other employees) are subsequently terminated by the Bank, the executives will be entitled to receive the following lump-sum cash benefits:  for Mr. Carlton - $877,119; for Mr. Elder - $244,415; for Mr. Betts - $149,651; for Mr. Holder - $308,548; and for Mr. Vaughn - $255,469.  In accordance with generally accepted accounting principles, the Bank had been accruing these benefit balances in order to fulfill its obligations to the executives under the salary continuation agreements since these agreements were originally executed, which in the case of Messrs. Carlton, Elder, and Holder was on October 1, 2003, and in the case of Messrs. Betts and Vaughn was on October 24, 2007.  Copies of the amendments to the executive officers’ salary continuation agreements executed in connection with the Investment Agreement are filed as exhibits to the Schedule 14D-9 to which this Information Statement is attached.

Amendments to Endorsement Split Dollar Agreements.  As discussed above, the Bank is also party to an endorsement split dollar agreement with each of its executive officers.  Under the terms of each of these agreements, the Bank pays the premiums on a life insurance policy on each executive officer’s life and the proceeds of each policy are to be divided between the Bank and the executive officer’s beneficiary.  The beneficiaries of Messrs. Carlton and Holder are entitled to receive 80% of the “net death proceeds,” Mr. Elder's beneficiary is entitled to receive 100% of the “net death proceeds,” and Messrs. Betts’ and Vaughn’s beneficiaries are entitled to receive 100% of the “net death proceeds,” or $500,000, whichever is less. The “net death proceeds” are defined as the total policy proceeds minus the cash surrender value of such policy.  As of December 31, 2010, the “net death proceeds” payable to the beneficiaries of Messrs. Carlton, Holder, Elder, Betts and Vaughn were valued at $1,739,956, $944,109, $1,418,346, $500,000 and $500,000, respectively.  On November 2, 2011, the endorsement split dollar agreements for Messrs. Carlton, Holder, and Elder were amended to clarify that the Bank would not be able to unilaterally terminate these arrangements following the closing of the transactions contemplated by the Investment Agreement.  Copies of these amendments are filed as exhibits to the Schedule 14D-9 to which this Information Statement is attached.

Director Compensation

Board Fees.  Directors are paid an annual retainer of $12,000, with the Chairman of the Board of Directors receiving an annual retainer of $14,000. Additionally, each director received $400 and the chairperson received $550 per committee meeting attended.  At each individual director’s option, directors may receive a 40% premium on all fees if the director has chosen to participate in the Directors Compensation Plan, which was adopted by the Board in 2005. Those directors who have elected to participate in the Directors Compensation Plan remit their fees plus the 40% premium to a third party who then purchases shares of common stock of the Company on the open market for the benefit of each director. As of December 31, 2010, all but two directors were participating in the Directors Compensation Plan.

2000 Nonstatutory Stock Option Plan for Directors.  Upon the Company’s acquisition of Centennial Bank on August 29, 2003, the Centennial Bank 2000 Nonstatutory Stock Option Plan (the “2000 Nonstatutory Stock Option Plan”) was adopted by the Company and options under that plan were converted into options to purchase shares of the Company’s common stock.  The 2000 Nonstatutory Stock Option Plan was originally approved by the shareholders of Centennial Bank in 2000, and the acquisition of Centennial Bank, including the adoption of Centennial Bank’s existing stock option plans, was approved by the shareholders of the Company on July 22, 2003.  The 2000 Nonstatutory Stock Option Plan authorized the issuance of options covering 130,194 shares, as adjusted for stock dividends, of the Company’s common stock.  The granting of options under the 2000 Nonstatutory Plan has been frozen and no additional options may be granted.

2002 Nonstatutory Stock Option Plan for Directors.  Upon the Company’s acquisition of Port City Capital Bank on August 31, 2006, the Port City Capital Bank 2002 Nonstatutory Stock Option Plan (the “2002 Nonstatutory Stock Option Plan”) was adopted by the Company and options under that plan were converted into options to purchase shares of the Company’s common stock.  The 2002 Nonstatutory Stock Option Plan was originally approved by the shareholders of Port City Capital Bank in 2002, and the acquisition of Port City Capital Bank, including adoption of Port City Capital Bank’s existing stock option plans, was approved by the shareholders of the Company on July 11, 2006.  The 2002 Nonstatutory Stock Option Plan authorizes the issuance of options covering 251,304 shares, as adjusted for dividends, of the Company’s common stock.  All options available under the 2002 Nonstatutory Stock Option Plan had been granted prior to the acquisition of Port City Capital Bank and no additional options may be granted.

2006 Omnibus Stock Ownership and Long-Term Incentive Plan.  The shareholders of the Company approved the 2006 Omnibus Stock Ownership and Long-Term Incentive Plan (“the 2006 Omnibus Plan”) at the 2006 Annual Meeting of Shareholders to replace the previously approved stock option plans of the Company.  The 2006 Omnibus Plan authorizes the issuance of awards covering 368,500 shares of the Company’s common stock.  The awards may be issued in the form of incentive stock option grants, non-statutory stock option grants, restricted stock grants, long-term incentive compensation units or stock appreciation rights.  In the event the number of shares of common stock that remain available for future issuance under the 2006 Omnibus Plan as of the last day of each calendar year is less than 1.5% of the total number of shares of common stock issued and outstanding as of such date, then the pool of awards shall be increased by the difference between 1.5% of the total number of shares of common stock issued and outstanding and the number of awards still remaining in the 2006 Omnibus Plan pool.

The following table presents a summary of all compensation earned by the Company’s directors for their service as such during the year ended December 31, 2010.

2010 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	All Other Compensation(1)	Total

Brent D. Barringer	$17,000	—	—	$6,800	$23,800
William H. Cameron	17,600	—	—	7,040	24,640
Michael G. Carlton	12,000	—	—	—	12,000
Bruce I. Howell(2)	28,800	—	—	11,520	40,320
James A. Lucas, Jr.	17,400	—	—	6,960	24,360
Kenneth A. Lucas	34,450	—	—	13,780	48,230
Sheila Hale Ogle(3)	6,800	—	—	2,720	9,520
Charles A. Paul, III	22,100	—	—	8,840	30,940
Francis R. Quis, Jr.	29,400	—	—	11,760	41,160
Jon S. Rufty	23,800	—	—	9,520	33,320
Stephen K. Zaytoun	15,650	—	—	—	15,650

(1)	Consists of a 40% premium paid in connection with the individual director’s participation in the Directors Compensation Plan.

(2)	Mr. Howell retired from the Board of Directors effective February 21, 2011.

(3)	Ms. Ogle retired from the Board of Directors effective May 25, 2010.

Indebtedness of and Transactions with Management

The Bank has had, and expects to have in the future, transactions in the ordinary course of business with certain of its current directors, nominees for director, executive officers and their associates.  All loans included in such transactions were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time such loans were made for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features. Loans made by the Bank to directors and executive officers are subject to the requirements of Regulation O of the Board of Governors of the Federal Reserve System.  Regulation O requires, among other things, prior approval of the Board of Directors with any “interested director” not participating, dollar limitations on amounts of certain loans and prohibits any favorable treatment being extended to any director or executive officer in any of the Bank’s lending matters.

February 22, 2011

Board of Directors
Crescent Financial Corporation
1005 High House Road
Cary, NC 27513

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the existing holders of the outstanding shares of common stock of Crescent Financial Corporation (“Crescent”) as to the $4.00 price per share (the “Per Share Purchase Price”) to be paid by Piedmont Community Bank Holdings, Inc. (“Piedmont”) in the purchase of 18,750,000 shares of Crescent common stock (the “Investment”) in accordance with the terms of the Investment Agreement among Crescent, Crescent State Bank (the “Bank”) and Piedmont (the “Agreement”).

In addition, pursuant to the terms of the Agreement, Piedmont will commence a cash tender offer to purchase up to 6,442,105 shares of Crescent common stock (the “Tender Offer”) at a per share price of $4.75 (the “Offer Price”).  The Tender Offer is contingent upon the closing of the Investment (the Investment and the Tender Offer are collectively referred to herein as the “Transactions”).  You also have requested our opinion as to the fairness, from a financial point of view, to the existing holders of the outstanding shares of Crescent common stock of the Offer Price.

For purposes of this opinion and in connection with our review of the Transactions, we have, among other things:

•	Reviewed the February 20, 2011 draft of the Agreement;

•
Participated in discussions with representatives of Crescent concerning Crescent’s financial condition, businesses, assets, earnings, prospects and regulatory relationships, including discussions with senior management as to its views regarding future financial performance;

•
Reviewed Crescent’s recent filings with the Securities and Exchange Commission including its proxy statement filed April 13, 2010, annual reports on Form 10-K for the three years ended December 31, 2009, 2008 and 2007, and quarterly reports on Form 10-Q for the quarters ended September 30, 2010, June 30, 2010 and March 31, 2010;

Board of Directors
Crescent Financial Corporation
February 22, 2011

•	Reviewed current reports to shareholders of Crescent as filed on Form 8-K with the Securities and Exchange Commission from January 1, 2009 to the date hereof;

•	Reviewed the Bank’s Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only – FFIEC 041 for the year ended December 31, 2010;

•	Reviewed a draft of Crescent’s unaudited December 31, 2010 financial statements;

•
Reviewed the publicly available historical pricing metrics for certain comparable transactions involving issuers of common stock in recapitalization transactions with similar financial characteristics to Crescent;

•	Reviewed various internal loan, asset quality, loan loss reserve calculations, liquidity and other financial reports of Crescent;

•	Reviewed the historical record of stock trading prices and trading activity for Crescent;

•	Reviewed the report of Credit Risk Management, LLC., dated December, 2010, regarding Crescent’s loan portfolio and credit risk management practices (the “Credit Risk Management Report”);

•	Reviewed written correspondence between Crescent, the Bank and its regulators;

•	Studied the pro forma impact of the Investment on the assets, equity, net income, earnings per share, and book value per share of Crescent; and

•	Reviewed such other information and performed such other studies and analyses as we considered relevant.

Board of Directors
Crescent Financial Corporation
February 22, 2011

We have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Crescent and its representatives, and of the publicly available information that was reviewed by us.  We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowance for loan losses set forth in the unaudited balance sheet of Crescent at December 31, 2010 is adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements; however, we note that based on our review of the Credit Risk Management Report and discussions with management, Crescent will likely maintain elevated provision expenses this year and into 2012.  We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of Crescent, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Crescent or Piedmont, were not furnished with any such evaluation or appraisal, and did not review any individual credit files.  Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us, as of the date hereof.

Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes.  In rendering this opinion, we have acted on behalf of the Board of Directors of Crescent and will receive a fee for our services; a portion of which is payable upon execution of the Agreement and a portion of which is contingent upon successful closing of the Investment.  Crescent also has agreed to reimburse us for our reasonable out-of-pocket expenses, including our costs associated with the Credit Risk Management Report, up to $155,000.

Howe Barnes’ opinion as expressed herein is limited to the fairness, from a financial point of view, of the Per Share Purchase Price and the Offer Price and does not address Crescent’s underlying business decision to proceed with the Transactions.  This letter does not address the relative merits of the Investment as compared to any other alternative business strategies that may exist for Crescent.  We have been retained on behalf of the Board of Directors of Crescent, and our opinion does not constitute a recommendation to any director or shareholder of Crescent as to how such director or shareholder should vote with respect to whether or not to approve the Agreement or accept the Investment or whether to tender his or her shares as part of the Tender Offer.  We express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of Crescent, or any class of such persons, relative to the consideration to be received by Crescent from the Investment or with respect to the fairness of any such compensation.

During the two years preceding the date of the opinion, other than this engagement, Howe Barnes has not had a material relationship with Crescent or Piedmont where compensation was received or that Howe Barnes contemplates will be received after closing of the Transactions.

Board of Directors
Crescent Financial Corporation
February 22, 2011

Except as hereinafter provided, this opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time, to any third party or in any manner or for any purpose whatsoever without our prior written consent except as set forth in our engagement letter.  This opinion is addressed and directed to the Board of Directors of Crescent in its consideration of the Transactions and is not intended to be and does not constitute a recommendation to accept the Investment.  The opinion herein expressed is intended solely for the benefit of the Board of Directors of Crescent in connection with the matters addressed herein and may not be relied upon by any other person or entity, without our written consent.

This opinion was approved by the fairness opinion committee of Howe Barnes.

Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and all other factors we have considered and deemed relevant, we are of the opinion as of the date hereof that the Per Share Purchase Price and the Offer Price are fair, from a financial point of view, to the existing holders of Crescent’s common stock.

Sincerely,

/s/ Howe Barnes Hoefer & Arnett, Inc.
Howe Barnes Hoefer & Arnett, Inc.

WJW